UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

Commission File No. 0-53646

Intelligent Content Enterprises Inc.

(Translation of Registrant’s name into English) 1 King Street West, Suite 1505 Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

TABLE OF CONTENTS

1.            Intelligent Content Enterprises Inc. Management’s Discussion and for the year ended August 31, 2016 as filed on Sedar on March 14, 2017.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 15, 2017.	INTELLIGENT CONTENT ENTERPRISES INC.

	By:	/s/ James Cassina
Name: James Cassina
Title: Chief Financial Officer

ITEM 1.

(Formerly: Eagleford Energy Corp.)

Management’s Discussion and Analysis

For the year ended

August 31, 2016

1 King Street West, Suite 1505, Toronto, ON, Canada Telephone: 416 364 4039, Facsimile: 416 364-8244

OVERVIEW

Intelligent Content Enterprises Inc. (formerly: Eagleford Energy Corp.) (“ICE” or the “Company”) was amalgamated under the Business Corporations Act (Ontario) on November 30, 2009. The Company filed articles of amendment effective February 1, 2016, and changed its name from Eagleford Energy Corp., to Intelligent Content Enterprises Inc., and consolidated its common shares on the basis of one (1) new share for every ten (10) old shares. Through the Company’s wholly owned subsidiary DoubleTap Daily Inc., (formerly: Digital Widget Factory Inc.) (“DoubleTap”) the Company is developing an online management and advertising platform that powers user and advertising engagement programs in real-time to desktop, mobile and portable devices. The Company’s registered office is 1 King Street West, Suite 1505, Toronto, Ontario, M5H 1A1. The Company’s common shares trade on OTCQB under the symbol ICEIF and on the Canadian Securities Exchange under the symbol ISP. At the date of filing this Management’s Discussion and Analysis, the Company’s common shares have been subjected to a cease trade order in Canada and its common shares have been moved from the OTCQB to the pink sheets as a result of the delay in filing the Company’s financial statements and related year end reports.

The Company negotiated an Asset Purchase Agreement to be effective February 29, 2016, with an expectation to acquire the net assets (the “Acquired Assets”) of Digital Widget Factory Inc., a Belize company (the “Vendor”), in an all-stock transaction by issuing 12,500,000 common shares and 5,750,000 Series A preferred shares of ICE to the Vendor (the “Transaction”). On this basis the proposed Series A preferred shares would be convertible into units of ICE with each unit comprised of 1 common share and 1 common share purchase warrant entitling the holder to acquire an additional common share of ICE for $0.35 for up to 3 years (the common shares and the preference shares are hereafter referred to as the “Proposed Purchase Price Shares”).

The essential components of the proposed Acquired Assets are an intelligent content platform technology developed by Digital Widget Factory Inc. and a series of related websites under the url digiwdgy.com (the “DWF Technology”). The fair value of the Transaction was estimated at $9,530,250 and to be paid through the issuance by the Company of the Proposed Purchase Price Shares. The purchase price allocation to the fair value of the assets recorded as at February 29, 2016 was as follows:

Consideration:
Fair Value of Issuance of 12,500,000 common shares	$5,071,125
Fair Value of Issuance of 5,750,000 Series A preferred shares	4,459,125
Total consideration	$9,530,250
Allocated to:
Intangible assets-technology	$9,530,250
Transaction Costs:
Financial advisory, legal and other expenses	$30,550

Subsequent to February 29, 2016, the Company management came to the conclusion that certain representations and warranties made by the Vendor pursuant to the DWF Agreement were conceivably deficient and would not survive the one year period of Indemnification. Management contends that if the Company had this information as at February 29, 2016, management would not have likely completed the transaction and the Proposed Purchase Price Shares would not have been issued. On November 24, 2016, the Company advanced a Notice of Claim to the Vendor under the DWF Agreement.

On December 22, 2016, it was agreed that all disputed matters contained in the DWF Agreement, be resolved in a Settlement Agreement whereby the Company agreed to return the Acquired Assets to the Vendor and the Vendor agreed to return the Proposed Purchase Price Shares paid back to the Company such that best efforts were made so that each party be in the same or similar position it was as at February 29, 2016 had the Transaction not occurred.

The Settlement Agreement closed effective January 20, 2017, when the Vendor returned to the Company the Proposed Purchase Price Shares comprised of 12,500,000 common shares and 5,750,000 Series A preferred shares previously issued to the Vendor and a full and final release in favor of the Company in respect of all obligations under the DWF Agreement. The Proposed Purchase Price Shares have been cancelled in the capital stock of the Company and the Company no longer has any interest in the DWF Technology and the series of digiwidgy.com websites (see Note 3 to the Consolidated Financial Statements).

During the year ended August 31, 2016, the Company corrected the accounting for prior period errors. As a result certain amounts have been re-stated from 2015 and 2014 to reflect these changes. The Company had derivative warrants that expired and the fair value measured was previously recorded as an increase to contributed surplus. The expiry of the derivative liability should have been treated as an expiry of the liability in accordance with IAS39 and recognized as gain on expiry of the derivative liability on the consolidated statement of operations (see Note 3 to the Consolidated Financial Statements).

The consolidated financial statements include the accounts of ICE, the legal parent, together with its wholly-owned subsidiaries, Ice Studio Productions Inc., incorporated in the Province of Ontario on June 16, 2016 (“ICE Studio”) and DoubleTap incorporated in the Province of Ontario on February 29, 2016.

2

Effective February 29, 2016, the Company disposed of its investment in 1354166 Alberta Ltd., a company operating in the province of Alberta (“1354166 Alberta”). The Company’s former subsidiaries, Eagleford Energy, Zavala Inc., a Nevada company (“Zavala Inc.”), and its’ wholly owned subsidiary EEZ Operating Inc., a Texas company (“EEZ Operating”) were disposed of effective August 31, 2015 and Dyami Energy LLC., a Texas company (“Dyami Energy”) was dissolved effective April 3, 2014 (see Note 16 to the Consolidated Financial Statements).

The following Management’s Discussion and Analysis of ICE should be read in conjunction with the Company’s Audited Consolidated Financial Statements for the year ended August 31, 2016 and notes thereto. The Company’s Audited Consolidated Financial Statements for the year ended August 31, 2016 and 2015 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”). All amounts herein are presented in Canadian dollars, unless otherwise noted. This Management’s Discussion and Analysis is dated March 13, 2017 and has been approved by the Board of Directors of the Company.

Our Canadian public filings can be accessed and viewed via the System for Electronic Data Analysis and Retrieval (“SEDAR”) at www.sedar.com. Readers can also access and view our Canadian public insider trading reports via the System for Electronic Disclosure by Insiders at www.sedi.ca. Our U.S. public filings are available at the public reference room of the U.S. Securities and Exchange Commission (“SEC”) located at 100 F Street, N.E., Room 1580, Washington, DC 20549 and at the website maintained by the SEC at www.sec.gov.

FORWARD LOOKING STATEMENTS

This Management’s Discussion and Analysis contains certain forward-looking statements, including management’s assessment of future plans and operations, and capital expenditures and the timing thereof, that involve substantial known and unknown risks and uncertainties, certain of which are beyond the Company’s control. Such risks and uncertainties include, without limitation, risks associated with ability to access sufficient capital from internal and external sources, the impact of general economic conditions in Canada, the United States and overseas, industry conditions, changes in laws and regulations (including the adoption of new laws and regulations) and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. The Company’s actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Company will derive there from. Readers are cautioned that the foregoing list of factors is not exhaustive. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Furthermore, the forward-looking statements contained in this Management Discussion and Analysis are made as at the date of this Management Discussion and Analysis and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

OVERALL PERFORMANCE

For the year ended August 31, 2016, net loss from continuing operations was $13,534,298 compared to a net income from continuing operations of $3,325,649 for year ended August 31, 2015. The increase in net loss during 2016, was primarily related to an increase in loss on settlement of debt of $12,489,249 compared to $Nil in fiscal 2015 and an increase in stock based compensation of $503,231 to $615,924 versus stock based compensation expense of $112,693 during fiscal 2015. The increase in stock based compensation during fiscal 2016 was related to stock options granted to a director of the Company. Loss on settlement of debt during fiscal 2016 was, was primarily attributed to the issuance of 10,329,983 units in the capital of the Company at fair value pursuant to the anti-dilution provision of the August 30, 2014, debt conversion agreements and the issuance of 9,543,110 common shares of the Company at fair value as settlement of loans and interest due in the amount of $1,262,453.

On August 31, 2016, the Company completed private placements for gross proceeds of $260,000 and issued 236,364 units in the capital of the Company at a purchase price of $1.10 per unit. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $1.25 until August 31, 2019.

During the year ended August 31, 2016, 518,683 common share purchase warrants were exercised at $1.00 for proceeds of $518,683.

On February 29, 2016, the Company entered into debt conversion agreements and converted debt in the aggregate amount of $451,557 through the issuance of 1,505,190 units in the capital of the Company. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $0.35 until March 1, 2019.

3

On February 29, 2016, the Company completed a private placement for gross proceeds of $30,000 and issued 100,000 units in the capital of the Company at a purchase price of $0.30 per unit. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $0.35 until March 1, 2019.

Effective November 18, 2015, the Company issued 500,000 common shares in the capital of the Company at a price of $0.10 per share for gross proceeds of $50,000.

Effective November 18, 2015, the Company entered into debt conversion agreements and converted loans and interest due in the aggregate amount of $1,262,453 through the issuance of 9,543,110 common shares in the capital of the Company.

Effective November 18, 2015, the Company issued 10,329,983 Units in the capital of the Company pursuant to the anti-dilution provision of the August 30, 2014, debt conversion agreements. Each unit was comprised of one (1) common share and one half of one (1/2) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of CDN$1.00 until August 30, 2017.

The Company anticipates further expenditures to be made on future opportunities evaluated by the Company. Any expenditure which exceeds available cash will be required to be funded by additional share capital or debt issued by the Company, or by other means. The Company’s long-term profitability will depend upon its ability to successfully implement its business plan. The Company’s past primary source of liquidity and capital resources has been proceeds from the issuance of share capital, shareholders’ loans and cash flow from oil and gas operations.

RISK AND UNCERTAINTIES

The Company is subject to several risk factors which may have adverse effects on our business which could harm our operating results including, but not limited to: the ability to generate and aggregate compelling content to increase the number of users of our services or users’ level of engagement with our services; the effect of technologies, tools, software, and applications could block our advertisements, impair our ability to deliver interest-based advertising, or shift the location in which advertising appears; changes in regulations or user concerns regarding privacy and protection of user data; continued and unimpeded access to the internet by us and our users. Internet access providers may be able to block, degrade, or charge for access to certain of our products and services, which could lead to additional expenses and the loss of users and advertisers and certain of our metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

As the Company has not experienced any cash flow from operations to independently finance its growth and operations, it has been reliant on access to capital in the form of both debt and equity to fund on-going operations and to fund capital investments. Although periodic volatility of financial and capital markets may severely limit access to capital, the Company has been able to attract the required investment capital in the past however no assurances can be made that it will continue to do so in the future.

The Company cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Company’s forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Company also cautions readers not to place undue reliance on these forward-looking statements. Moreover, the forward-looking statements may not be suitable for establishing strategic priorities and objectives, future strategies or actions, financial objectives and projections other than those mentioned above (For additional risk factors, please see the Company’s Annual Information Form filed on Form 20F).

FINANCIAL INSTRUMENTS AND CONCENTRATION OF RISKS

Financial instruments are measured at fair value on initial recognition of the instrument. The types of risk exposure to the Company’s financial instruments and the ways in which such exposures are managed are as follows:

Credit Risk

Credit risk is primarily related to the Company’s receivables and cash and the risk of financial loss if a partner or counterparty to a financial instrument fails to meet its contractual obligations. At August 31, 2016, other receivables amounts are $Nil (August 31, 2015: $8,346).

Concentration risk exists in cash because significant balances are maintained with one financial institution. The risk is mitigated because the financial institution is an international bank and all amounts are due on demand. The Company’s maximum exposure to credit risk is as follows:

	August 31, 2016 ($)	August 31, 2015 ($)
Cash	449,983	32,192
Other receivables	-	8,346
Balance	449,983	40,538

4

Liquidity Risk

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to fulfill planned opportunities or that viable options are available to fund such opportunities from new equity issuances or alternative sources of financings. As a company without any revenue, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that such financing terms may not be acceptable to the Company.

The following table illustrates the contractual maturities of financial liabilities:

August 31, 2016	Payments Due by Period $
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	1,173,231	1,173,231	-	-	-
Total	1,173,231	1,173,231	-	-	-

August 31, 2015	Payments Due by Period $
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	1,630,809	1,630,809	-	-	-
Shareholders’ loans	339,588	339,588	-	-	-
Loans payable	1,063,105	1,063,105	-	-	-
Total	3,033,502	3,033,502	-	-	-

Market Risk

Market risk represents the risk of loss that may impact the Company’s financial position, results of operations, or cash flows due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, and other relevant market or price risks. The Company does not use derivative instruments to mitigate this risk.

(i)	Currency Risk

The Company is exposed to the fluctuations in foreign exchange rates. The Company operates in Canada and a portion of its expenses are incurred in US dollars. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar could have an effect on the Company’s financial instruments. The Company does not hedge its foreign currency exposure.

The following assets and liabilities are denominated in US dollars as at the year-end set out below:

	August 31, 2016 ($)	August 31, 2015 ($)
Cash	6,157	22,166
Prepaid expenses and deposits	7,814	-
Trade and other receivables	-	24,154
Trade and other payables	(26,322)	(873,523)
Derivative liabilities	-	(212,668)
Loans payable	-	(776,000)
Shareholders’ loans	-	(249,250)
Net liabilities denominated in US$	(12,351)	(2,065,121)
Net liabilities CDN dollar equivalent at period end (1)	(16,209)	(2,730,710)

(1) Translated at the exchange rate in effect at August 31, 2016 $1.3124 (August 31, 2015 $1.3223)

The following table shows the estimated sensitivity of the Company’s total loss for the periods set out from a change in the US dollar exchange rate in which the Company has exposure with all other variables held constant.

	August 31, 2016		August 31, 2015
	Increase	Decrease	Increase	Decrease
Percentage change in US Dollar	In total loss from a change in % in the US Exchange Rate ($)		In total loss from a change in % in the US Exchange Rate ($)
5%	(1,064)	1,064	(180,541)	180,541
10%	(2,127)	2,127	(361,082)	361,082
15%	(3,191)	3,191	(541,623)	541,623

(ii)	Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. The majority of the Company’s debt is short-term in nature with fixed rates.

5

(iii)	Fair Value of Financial Instruments

The Company’s financial instruments included on the consolidated statements of financial position are comprised of cash, other receivables, trade and other payables, shareholders’ loans, loans payable, provisions and derivative liabilities. The Company classifies the fair value of financial instruments measured at fair value according to the following hierarchy based on the amount of observable inputs used to value the instrument.

• Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

• Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.

• Level 3 – Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

		August 31, 2016		August 31, 2015
Financial Instrument Classification	Level	Carrying Value ($)	Fair Value ($)	Carrying Value ($)	Fair Value ($)
Fair value through profit or loss:
Cash	1	449,983	449,983	32,192	32,192
Derivative liabilities	3	-	-	281,210	281,210
Loans and receivables:
Other receivables	3	-	-	8,346	8,346
Other financial liabilities:
Trade and other payables	3	1,173,231	1,173,231	1,630,809	1,630,809
Shareholders’ loans	3	-	-	339,588	339,588
Loans payable	3	-	-	1,063,105	1,063,105
Provisions	3	-	-	11,563	11,563

Cash is stated at fair value (Level 1 measurement). The carrying value of other receivables, trade and other payables, loans payable, secured note payable, derivative liabilities and provisions approximate their fair value due to the short-term maturity of these financial instruments (Level 3 measurement). Shareholders’ loans are measured at Level 3.

Capital Management

The Company’s objectives when managing capital are to ensure the Company will have sufficient financial capacity, liquidity and flexibility to fund its operations, growth and ongoing development opportunities. The Company’s capital requirements currently exceed its operational cash flow. As such, the Company is dependent upon future financings in order to maintain liquidity and will be required to issue equity or issue debt.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions, availability of capital and the risk characteristics of any underlying assets in order to meet current and upcoming obligations.

The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management and favourable market conditions to sustain future development of the business. As at August 31, 2016 and 2015, the Company considered its capital structure to be comprised of shareholders’ deficiency.

SELECTED ANNUAL INFORMATION-CONTINUING OPERATIONS

The following table reflects the summary of results for the years set out.

	For the Years Ended
	August 31
	2016	2015	2014
Net income (loss) from continuing operations	$(13,534,298)	$3,325,649	$(5,405,678)
Income (loss) per share from continuing operations, basic	$(0.652)	$1.201	$(4.265)
Income (loss) per share from continuing operations, diluted	$(0.652)	$0.886	$(4.265)
Assets	$482,582	$93,115	$5,296,928
Long term liabilities	$-	$-	$4,266,790

6

August 31, 2016 – 2015

Net loss from continuing operations for the year ended August 31, 2016 was $13,534,298 compared to a net income from continuing operations of $3,325,649 for year ended August 31, 2015. The increase in net loss during 2016, was primarily related to an increase in loss on settlement of debt of $12,489,249 compared to $Nil in fiscal 2015 and an increase in stock based compensation of $503,231 to $615,924 versus stock based compensation expense of $112,693 during fiscal 2015. The increase in stock based compensation during fiscal 2016 was related to stock options granted to a director of the Company. Loss on settlement of debt during fiscal 2016 was, was primarily attributed to the issuance of 10,329,983 units in the capital of the Company at fair value pursuant to the anti-dilution provision of the August 30, 2014, debt conversion agreements and the issuance of 9,543,110 common shares of the Company at fair value as settlement of loans and interest due in the amount of $1,262,453. The Company also experienced increases in research, content development and technology support of $160,519 compared to $Nil in 2015 and increases in hosting, advertising and technology services of $45,272 compared to $Nil in fiscal 2015.

August 31, 2015 – 2014

Net income from continuing operations for the year ended August 31, 2015 was $3,325,649 compared to a net loss from continuing operations of $5,405,678 for the year ended August 31, 2014. The increase in net income for fiscal 2015 was attributed to a gain on derivative liabilities of $2,653,591 compared to a loss of $2,735,476 for fiscal 2014, a gain on disposition of subsidiary of $615,881 compared to $Nil in 2014, and a gain on settlement of litigation of $120,125 versus $Nil for the same twelve month period ending August 30, 2014. During fiscal 2015, the Company’s general and administrative expenses were significantly lower by $314,418 to $89,007 compared to $403,425 for fiscal 2014. The lower general and administrative expenses for 2015, was primarily attributed to the forgiveness of management fees of $306,250 by the former President. For the year ended August 31, 2015, the Company recorded a loss on settlement of debt of $Nil versus a loss on settlement of debt in the amount of $1,335,935 for the same period in 2014.

RESULTS OF OPERATIONS-CONTINUING OPERATIONS

Production Volume

For the year ended August 31, 2016, average natural gas sales volumes were Nil compared to average natural gas sales volumes of 61 mcf/d for the same period in 2015. Total production volume for the year ended August 31, 2016, was Nil compared to 22,406 mcf for the twelve month period ended August 31, 2015. Effective February 29, 2016, the Company disposed of its interest in 1354166 Alberta and as a result, its operations have been deconsolidated from the Company’s Consolidated Financial Statements and presented as discontinued operations on the Consolidated Statements of Operations and Comprehensive Loss and the Consolidated Statements of Cash Flows.

For the year ended August 31, 2015, average natural gas sales volumes slightly increased by 8mcf/d to 61 mcf/d compared to 53 mcf/d for the same period in 2014. Total production volume for the year ended August 31, 2015, was 22,406 mcf compared to 19,244 mcf for the twelve month period ended August 31, 2014.

Commodity Prices

For the year ended August 31, 2016, average natural gas prices received per mcf decreased to $Nil compared to $3.06 for the year ended August 31, 2015. The decrease in average natural gas prices received during 2016 was attributed to the discontinued operations of 1354166 Alberta upon its disposition.

For the year ended August 31, 2015, average natural gas prices received per mcf decreased to $3.06 compared to $4.34 for the year ended August 31, 2014. The decrease in average natural gas prices received is attributed to fluctuations in commodity prices for natural gas.

Revenue	For the Years Ended August 31,
	2016	2015	2014
Natural gas sales	$-	$53,055	$65,024

Natural gas sales for the year ended August 31, 2016, was $Nil compared to natural gas sales of $53,055 for the year ended August 31, 2015. The decrease in sales for fiscal 2016 was a result of the discontinued operations of 1354166 Alberta.

Natural gas sales for the year ended August 31, 2015, was lower by $11,969 to $53,055 compared to natural gas sales of $65,024 for the year ended August 31, 2014. The decrease in sales for fiscal 2015 was attributed to decreased commodity prices received for natural gas.

Operating Costs

For year ended August 31, 2016, operating costs were $Nil compared to operating costs of $24,910 for the year ended August 31, 2015. The decrease in operating costs during 2016 was attributed to the discontinued operations of 1354166 Alberta upon its disposition.

For year ended August 31, 2015, operating costs were $24,910 compared to operating costs of $17,138 for the year ended August 31, 2014. The increase in operating costs for the years ended August 31, 2015, was primarily a result of higher production volume and activity on the Company’s Botha, Alberta wells.

7

Research, Content Development and Technology Support

For the year ended August 31, 2016, the Company incurred research, content development and technology support costs of $160,519 compared to $Nil in the prior comparable period in 2015 and 2014. The increase in research, content development and technology support costs during fiscal 2016 is related to the change in business direction of the Company into technology.

Hosting, Advertising and Technology Services

For the year ended August 31, 2016, the Company incurred hosting and technology costs of $45,272 compared to $Nil for the year ended August 31, 2015 and 2014. The increase in hosting and technology costs experienced in current fiscal year 2016, was a result of the costs associated with the change in business direction of the Company into technology.

General and Administrative	For the Years Ended August 31,
	2016	2015	2014
Professional fees	$148,662	$91,233	$158,399
Head office costs	42,000	42,000	44,925
Management fees	60,000	(156,250)	75,000
Transfer and registrar costs	12,842	9,053	18,218
Shareholders information	63,375	34,187	35,689
Office and general costs	5,826	5,384	2,350
Directors fees	1,800	2,400	3,100
Consulting fees and expenses	60,000	61,000	65,744
Travel	15,215	-	-
Rent	3,776	-	-
Insurance	4,710	-	-
Total	$418,206	$89,007	$403,425

For the year ended August 31, 2016, the Company’s general and administrative costs were significantly higher by $329,199 to $418,206 compared to $89,007 for the comparable year ended August 31, 2015. The increase in expenses during fiscal 2016 was mainly attributed to an increase in management fees to $60,000 compared to a recovery of management fees of $156,250 in 2015 as a result of $306,250 of management fees forgiven by the former President. Shareholders’ information costs also increased by $29,188 during the current fiscal year to $63,375 compared to $34,187. The increases in shareholders information costs were by in large related to the consolidation of shares and name change of the Company effective February 1, 2016, and the annual listing fees for the OTCQB. The Company also experienced increases in professional fees of $57,429 to $148,662 during fiscal 2016 compared to $91,233 for the year ended August 31, 2015. In addition, during fiscal 2016 the Company incurred additional increases in travel, insurance and transfer agent fees.

General and administrative expenses for the year ended August 31, 2015, were $314,418 lower to $89,007 compared to $403,425 for the year ended August 31, 2014. The decrease in expenses during fiscal 2015 was primarily attributed to a decrease in management fees of $231,250 as a result of $306,250 of management fees forgiven in the current year compared to management fees charged in the prior period in 2014 of $75,000. Also for the year ended August 31, 2015, the Company’s professional fees decreased by $67,166 to $91,233 compared to $158,399 for the year ended August 31, 2014. The professional fee decreases were primarily related to a reduction in litigation costs related to the Matthews Lease, Texas. During fiscal 2015, the Company also experienced a reduction in consulting fees of $4,744 and a decrease in transfer and registrar costs of $9,165. During fiscal 2014, the Company completed a 1-for-10 stock consolidation which resulted in higher transfer and registrar costs.

Interest

For the year ended August 31, 2016, the Company recorded interest costs of $12,812 compared to interest costs of $280,299 for the year ended August 31, 2015. The decrease in interest costs during the year ended August 31, 2016, was primarily attributed to the settlement of loans payable and shareholder loans payable and the extinguishment of a secured convertible note effective August 31, 2015.

For the year ended August 31, 2015, the Company recorded interest costs of $280,299 compared to interest costs of $284,038 for the year ended August 31, 2014. The decrease in interest costs during the year ended August 31, 2015, was primarily attributed to a reduction shareholder loans compared to the prior period in 2014.

Loss on Foreign Exchange

For the year ended August 31, 2016, the Company recorded a loss on foreign exchange of $21,890 versus a loss on foreign exchange of $415,345 for year ended August 31, 2015.

For the year ended August 31, 2015, the Company recorded a loss on foreign exchange of $415,345 versus a loss on foreign exchange of $101,427 for year ended August 31, 2014.

8

These foreign exchange losses are attributed to the translation of monetary assets and liabilities not denominated in the functional currency of the Company. The decrease in the loss on foreign exchange during 2016, is largely attributed to the disposition of Zavala Inc., whose functional currency was US dollars.

Gain on Disposal of Subsidiary

For the year ended August 31, 2016, the Company recorded a gain on disposal of subsidiary in the amount of $68,489 compared to a gain of $615,881 for the year ended August 31, 2015.

The Company entered into a Share Purchase and Debt Settlement Agreement with 1288131 Alberta Ltd. effective February 29, 2016, and disposed of its interest in 1354166 Alberta for the settlement of debt owed to 1288131 Alberta Ltd., in the amount of $62,867. The net assets and liabilities of 1354166 Alberta upon disposal were $(5,622) resulting in a gain of $68,489.

At August 31, 2015, the Company settled a secured convertible note payable with a face value of $1,608,149 (US$1,216,175) plus interest of $154,179 (US$121,618), totaling $1,762,328 (US$1,337,793) by conveying all of its rights, title and interest in and to Zavala Inc., and issuing 10,000,000 shares of common stock of the Company. As a result the Company’s extinguishment of the Note, the Company’s investment in Zavala Inc. had been deconsolidated from the Company’s Consolidated Financial Statements as at August 31, 2015, at which time the Company recorded a gain on disposal of subsidiary in the amount of $615,881 (August 31, 2014: $Nil).

Stock Based Compensation

Employees

For the year ended August 31, 2016, the Company recorded stock based compensation of $615,924 compared to $84,520 for the same period in 2015. On April 1, 2016, the Company granted options to purchase 300,000 common shares to a director. These options are exercisable at $2.19 per share, vest immediately and expire on December 8, 2016.

For the year ended August 31, 2015, the Company recorded stock based compensation of $84,520 compared to $Nil for the same twelve month period in 2014. On November 12, 2014, the Company granted options to purchase 75,000 common shares to directors of the Company. These options are exercisable at $1.20 per share, vest immediately and expire as follows: 25,000 on November 11, 2019; 25,000 on December 8, 2016; and 25,000 expired on March 21, 2016.

Non Employees

For the year ended August 31, 2016, the Company recorded stock based compensation for non-employees of $Nil compared to $28,173 for the year ended August 31, 2015.

For the year ended August 31, 2015, the Company recorded stock based compensation for non-employees of $28,173 compared to $Nil for the year ended August 31, 2014. On November 12, 2014, the Company granted options to purchase 25,000 common shares to a consultant of the Company. These options are exercisable at $1.20 per share, vest immediately and expire on November 11, 2019.

Gain on Expiry of Derivative Liabilities

For the year ended August 31, 2016, the Company recorded a gain on expiry of derivative liabilities in the amount of $281,210 versus a gain on expiry of derivative liabilities in the amount of $1,258,206 for the year ended August 31, 2015.

For the year ended August 31, 2015, the Company recorded a gain on expiry of derivative liabilities in the amount of $1,258,206 versus a gain on expiry of derivative liabilities in the amount of $709,299 for the year ended August 31, 2014.

During fiscal 2016, 13,048 warrants expired and the fair value of $281,210 was recorded as a gain on expiry of derivative liabilities in the consolidated statement of operations. During fiscal 2015, 61,335 warrants expired and the fair value of $1,258,206 was recorded as a gain on expiry of derivative liabilities in the consolidated statement of operations. During fiscal 2014, 17,093 warrants expired and the fair value of $709,299 was recorded as a gain on expiry of derivative liabilities in the consolidated statement of operations.

Loss on Settlement of Debt

For the year ended August 31, 2016, the Company recorded a loss on settlement of debt in the amount of $12,489,249 compared to loss on settlement of debt of $Nil for the same twelve month period in 2015. The primary factor contributing to the resulting net loss on settlement of debt during the year ended August 31, 2016 was related to the issuance of 10,329,983 units in the capital of the Company pursuant to the anti-dilution provision of the August 30, 2014, debt conversion agreements. The fair value of the units $6,896,800 was recognized as a loss on settlement of debt in the consolidated statement of operations. In Addition, effective November 18, 2015, the Company entered into shares for debt conversion agreements and converted loans and interest due in the aggregate amount of $1,262,453 through the issuance of 9,543,110 common shares in the capital of the Company. The fair value of the common shares $6,371,457 was allocated to common shares and $5,109,004 was recorded as a loss on settlement of debt in the consolidated statement of operations.

9

For the year ended August 31, 2015, the Company recorded a loss on settlement of debt in the amount of $Nil compared to loss on settlement of debt $1,335,935 for the same twelve month period in 2014. During fiscal 2014, the Company issued 14,757,102 units as full settlement of shareholders’ loans and interest in the aggregate amount of $1,180,570. The fair value of the units ($2,516,505) was allocated to common shares $1,715,426 and warrants $801,079 based on their relative fair values and $1,335,935 was recorded as loss on settlement of debt in the consolidated statement of operations.

Impairment Loss on Marketable Securities

For the year ended August 31, 2016, the Company recorded an impairment loss on marketable securities of $120,125 (August 31, 2015 and 2014: $Nil). As at August 31, 2016, the Company held 1,200,000 common shares in a quoted company security that had been acquired as settlement of litigation. As at August 31, 2015, the Company recorded a change in the fair value of the securities in other comprehensive loss in the amount of $110,525. For the year ended August 31, 2016, the Company re-classified the loss of $110,525 to the consolidated statement of operations and recorded a further impairment of $9,600.

Gain (Loss) on Derivative Liabilities

For the year ended August 31, 2016, the Company recorded a gain on derivative liabilities of $Nil compared to a gain on derivative liabilities of $2,653,591 for the year ended August 31, 2015.

For the year ended August 31, 2015, the Company recorded a gain on derivative liabilities of $2,653,591 compared to a loss on derivative liabilities of $2,735,476 for the year ended August 31, 2014.

Derivative Warrant Liabilities

For the year ended August 31, 2016, the Company recorded a loss on derivative liabilities of $Nil compared to a loss on derivative warrant liabilities of $214,109 for the year ended August 31, 2015.

For the year ended August 31, 2015, the Company recorded an unrealized loss on derivative warrant liabilities of $214,109 compared to an unrealized loss on derivative warrant liabilities of $57,723 for the year ended August 31, 2014. During fiscal 2015, the Company had warrants issued with an exercise price in US dollars which is different to the functional currency of the Company (Canadian Dollars) and accordingly the warrants are treated as a derivative financial liability and the fair value movement during the period is recognized in the consolidated statement of operations.

Derivative Unit Liabilities

At August 31, 2016, the Company had no derivative unit liabilities.

During the year ended August 31, 2015, the Company recorded a gain derivative unit liabilities of $2,867,700 compared to a loss of $2,677,751 for the year ended August 31, 2014.

At August 31, 2015, the Company wrote down derivative unit liabilities to fair value being the face value of the Note in the amount of $1,608,149 (US$1,216,175), upon the extinguishment of the Note.

Marketing and Public Relations

For the year ended August 31, 2016, the Company recorded of $Nil versus a recovery of marketing and public relations costs of $22,800 for the year ended August 31, 2015. For the year ended August 31, 2014, the Company also recorded a recovery of marketing and public relations costs of $14,250. The recovery of costs related to the reversal of prior period accruals.

Accretion of Convertible Secured Note

For the year ended August 31, 2016, the Company recorded accretion on a secured convertible note in the amount of $Nil compared to $475,755 for the year ended August 31, 2015 (August 31, 2014: $Nil). The Company had a secured convertible note payable with a face value of US$1,216,175 (the “Note”). The Note was being accreted up to its face value over the life of Note based on an effective interest rate and was extinguished on August 31, 2015.

Gain on settlement of Litigation

For the year ended August 31, 2016, the Company recorded a gain on settlement of litigation in the amount of $Nil compared to $120,125 for the year ended August 31, 2015 (August 31, 2014: $Nil). Effective March 25, 2015, the Company entered into a settlement agreement with a former director of the Company and received 1,200,000 common shares and 1,200,000 common share purchase warrants of Stratex Oil & Gas Holdings, Inc. (“Stratex”) exercisable at US$0.15 per expiring December 31, 2018. The 1,200,000 common shares and warrants were recorded at fair value of $120,125 and allocated to gain on settlement of litigation on the consolidated statement of operations.

At each financial reporting period, the Company estimates the fair value of investments which are held-for-trading, based on quoted closing bid prices at the consolidated statements of financial position date or the closing bid price on the last day the security traded if there were no trades at the consolidated statements of financial position date and such valuations are reflected in the consolidated financial statements.

10

Depletion and Accretion

Depletion and accretion for the year ended August 31, 2016 and 2015 was $Nil compared to $1,536 for the year ended August 31, 2014. The decrease in depletion and accretion for the year ended August 31, 2016 and 2015 was attributed to the discontinued operations of 1354166 Alberta and the disposition of the Company’s wholly-owned subsidiary, Zavala Inc., effective August 31, 2015.

Impairment Loss on Exploration and Evaluation Assets

As at and for the years ended August 31, 2016 and 2015, the Company recorded an impairment loss on exploration and evaluation assets of $Nil compared to an impairment loss of $1,315,276 during fiscal 2014 on its Murphy Lease, Zavala County, Texas.

Net Income (Loss) from Continuing Operations

Net loss from continuing operations for the year ended August 31, 2016, was $13,534,298, compared to a net income of $3,325,649 for the year ended August 31, 2015.The increase in net loss during 2016, was primarily related to an increase in loss on settlement of debt of $12,489,249 compared to $Nil in fiscal 2015 and an increase in stock based compensation of $503,231 to $615,924 versus stock based compensation expense of $112,693 during fiscal 2015. The increase in stock based compensation during fiscal 2016 was related to stock options granted to a director of the Company. Loss on settlement of debt during fiscal 2016 was primarily attributed to the issuance of 10,329,983 units in the capital of the Company recorded at fair value pursuant to the anti-dilution provision of the August 30, 2014, debt conversion agreements and the issuance of 9,543,110 common shares of the Company at fair value as settlement of loans and interest due in the amount of $1,262,453. The Company also experienced increases in research, content development and technology support of $160,519 compared to $Nil in 2015 and increases in hosting, advertising and technology services of $45,272 compared to $Nil in fiscal 2015.

Net income from continuing operations for the year ended August 31, 2015, was $3,325,649 compared to a net loss from continuing operations of $5,405,678 for the year ended August 31, 2014. The increase in net income for fiscal 2015 was attributed to a gain on derivative liabilities of $2,653,591 compared to a loss of $2,735,476 for fiscal 2014, a gain on disposition of subsidiary of $615,881 compared to $Nil in 2014, and a gain on settlement of litigation of $120,125 versus $Nil for the same twelve month period ending August 30, 2014. During fiscal 2015, the Company’s general and administrative expenses were significantly lower by $314,418 to $89,007 compared to $403,425 for fiscal 2014. The lower general and administrative expenses for 2015, was primarily attributed to the forgiveness of management fees of $306,250 by the former President of the Company. For the year ended August 31, 2015, the Company recorded a loss on settlement of debt of $Nil versus a loss on settlement of debt in the amount of $1,335,935 for the same period in 2014.

Net Income (Loss) from Discontinued Operations Net of Tax

Net income from discontinued operations net of tax for the year ended August 31, 2016, was $2,711 compared to a net loss from discontinued operations net of tax of $4,762,461 for the year ended August 31, 2015.

Net loss from discontinued operations for the year ended August 31, 2015, was $4,762,461 compared to a loss from discontinued operations of $608 for the year ended August 31, 2014. The increase in loss during fiscal 2015 was primarily related to an impairment of exploration and evaluation assets of $4,490,045 versus $Nil for the year ended August 31, 2014.

The income (loss) from discontinued operations is a result of the discontinued operations of 1354166 Ontario and Zavala Inc. as follows:

1354166 Ontario

The Company entered into a Share Purchase and Debt Settlement Agreement with 1288131 Alberta Ltd. effective February 29, 2016 and disposed of its interest in 1354166 Alberta. As a result the Company’s investment in 1354166 Alberta had been derecognized from the Company’s Consolidated Financial Statements and presented as discontinued operations on the Consolidated Statements of Operations. The following table presents the statements of operations of 1354166 Alberta for the period set out:

August 31,2016
Revenue
Natural gas sales	$13,998
Expenses
Operating costs	5,170
General and administrative	97
(5,267)
Net income from discontinued operations	$8,731
Earnings per share from discontinued operations, basic and diluted	$0.000

11

Zavala Inc.

At August 31, 2015, the Company entered into a Settlement and Exercise of Security Agreement whereby effective August 31, 2015, the Company assigned and conveyed all of its rights, title and interest in and to Zavala Inc. Accordingly, the Company’s investment in Zavala Inc. had been derecognized from the Company’s Consolidated Financial Statements as at August 31, 2015 and presented as discontinued operations. The following table presents the consolidated statements of operations and comprehensive income (loss) of Zavala Inc., for the years set out:

	August 31,	August 31,	August 31,
	2016	2015	2014
Expenses
Accretion	$-	$1,498	$913
General and administrative	6,020	73,347	(305)
Bad debt expense	-	29,756	-
Impairment loss on marketable securities	-	167,815	-
Impairment loss on exploration and evaluation assets	-	4,490,045	-
Loss from discontinued operations	(6,020)	(4,762,461)	(608)
Foreign currency translation	-	(4,692)	3,800
Total loss from discontinued operations	$(6,020)	$(4,767,153)	$3,192
Loss per share from discontinued operations, basic	$(0.000)	$(1.719)	$(0.000)
Loss per share from discontinued operations, diluted	$(0.000)	$(1.268)	$(0.000)

Net Loss

Net loss for the year ended August 31, 2016, was $13,531,587 compared to a net loss of $1,436,812 the year ended August 31, 2015. The increase in net loss during 2016, was primarily related to an increase in loss on settlement of debt of $12,489,249 compared to $Nil in fiscal 2015 and an increase in stock based compensation of $503,231 to $615,924 versus stock based compensation expense of $112,693 during fiscal 2015. The increase in stock based compensation during fiscal 2016 was related to stock options granted to a director of the Company. Loss on settlement of debt during fiscal 2016 was primarily attributed to the issuance of 10,329,983 units in the capital of the Company recorded at fair value pursuant to the anti-dilution provision of the August 30, 2014, debt conversion agreements and the issuance of 9,543,110 common shares of the Company at fair value as settlement of loans and interest due in the amount of $1,262,453. The Company also experienced increases in research, content development and technology support of $160,519 compared to $Nil in 2015 and increases in hosting, advertising and technology services of $45,272 compared to $Nil in fiscal 2015.

Net loss for the year ended August 31, 2015, was $1,436,812, compared to a net loss of $5,406,286 for the year ended August 31, 2014. The decrease in net loss for fiscal 2015 was attributed to a gain on derivative liabilities of $2,653,591 compared to a loss of $2,735,476 for fiscal 2014, a gain on disposition of subsidiary of $615,881 compared to $Nil in 2014, and a gain on settlement of litigation of $120,125 versus $Nil for the same twelve month period ending August 30, 2014. During fiscal 2015, the Company’s general and administrative expenses were significantly lower by $314,418 to $89,007 compared to $403,425 for fiscal 2014. The lower general and administrative expenses for 2015, was primarily attributed to the forgiveness of management fees of $306,250 by the former President of the Company. For the year ended August 31, 2015, the Company recorded a loss on settlement of debt of $Nil versus a loss on settlement of debt in the amount of $1,335,935 for the same period in 2014.

Other Comprehensive Income (Loss) to be Re-Classified

Impairment Loss on Marketable Securities

For the year ended August 31, 2016, the Company reclassified an unrealized loss on marketable securities of $110,525 recorded in fiscal 2015 to an impairment loss on marketable securities on the consolidated statements of operations (August 31, 2014: $Nil).

Foreign Currency Translation-Discontinued Operations

For the year ended August 31, 2016, the Company incurred a loss on foreign currency translation of $Nil versus a loss of $4,692 for the year ended August 31, 2015.

For the year ended August 31, 2015, the Company incurred a loss on foreign currency translation of $4,692 versus a loss of $199,965 for the year ended August 31, 2014.

The losses were related to translation differences between Zavala Inc.’s US dollar functional currency converted into Canadian dollars at the period end exchange rates, and the results operations converted at average rates of exchange for the period.

Total Other Comprehensive Income (Loss)

Total other comprehensive income for the year ended August 31, 2016, was $100,525 compared to a total comprehensive loss of $115,217 for the year ended August 31, 2015.

Total other comprehensive loss for the year ended August 31, 2015, was $115,217 compared to a total comprehensive loss of $199,965 for the year ended August 31, 2014.

12

Net Loss and Comprehensive Loss

Net loss and comprehensive loss for the year ended August 31, 2016, was $13,421,062 compared to $1,552,029 for the year ended August 31, 2015. The increase in net loss during 2016, was primarily related to an increase in loss on settlement of debt of $12,489,249 compared to $Nil in fiscal 2015 and an increase in stock based compensation of $503,231 to $615,924 versus stock based compensation expense of $112,693 during fiscal 2015. The Company also experienced increases in research, content development and technology support of $160,519 compared to $Nil in 2015 and increases in hosting, advertising and technology services of $45,272 compared to $Nil in fiscal 2015.

Net loss and comprehensive loss for the year ended August 31, 2015, was $1,552,029 compared to $5,606,251 for the year ended August 31, 2014. The decrease in net loss for fiscal 2015 was attributed to a gain on derivative liabilities of $2,653,591 compared to a loss of $2,735,476 for fiscal 2014, a gain on disposition of subsidiary of $615,881 compared to $Nil in 2014, and a gain on settlement of litigation of $120,125 versus $Nil for the same twelve month period ending August 30, 2014. During fiscal 2015, the Company’s general and administrative expenses were significantly lower by $297,138 to $88,672 compared to $385,810 for fiscal 2014. The lower general and administrative expenses for 2015, was primarily attributed to the forgiveness of management fees of $306,250 by the former President of the Company. For the year ended August 31, 2015, the Company recorded a loss on settlement of debt of $Nil versus a loss on settlement of debt in the amount of $1,335,935 for the same period in 2014.

Earnings (Loss) per Share, Basic

Continuing Operations

Basic loss per share from continuing operations for the year ended August 31, 2016, was $0.652 compared to basic income per share of $1.201 for the same twelve month period in 2015.

Basic income per share from continuing operations for the year ended August 31, 2015, was $1.201 compared to basic loss per share of $4.265 for the same twelve month period in 2014.

Discontinued Operations

Basic loss per share from discontinued operations for the year ended August 31, 2016, was $Nil compared to basic loss per share of $1.719 for the same twelve month period in 2015.

Basic loss per share from discontinued operations for the year ended August 31, 2015, was $1.719 compared to basic loss per share of $Nil for the same twelve month period in 2014.

Total Loss per Share, Basic

Total basic loss per share for the year ended August 31, 2016, was $0.652 compared to total basic loss per share of $0.519 for the same twelve month period in 2015.

Total basic loss per share for the year ended August 31, 2015, was $0.519 compared to total basic loss per share of $4.265 for the same twelve month period in 2014.

Earnings (Loss) per Share, Diluted

Continuing Operations

Diluted loss per share from continuing operations for the year ended August 31, 2016, was $0.652 compared to diluted income per share of $0.886 for the same twelve month period in 2015.

Diluted income per share from continuing operations for the year ended August 31, 2015, was $0.886 compared to diluted loss per share of $4.265 for the same twelve month period in 2014.

Discontinued Operations

Diluted loss per share from discontinued operations for the year ended August 31, 2016, was $Nil compared to diluted loss per share of $1.268 for the same twelve month period in 2015.

Diluted loss per share from discontinued operations for the year ended August 31, 2015, was $1.268 compared to diluted loss per share of $Nil for the same twelve month period in 2014.

Total Loss per Share, Diluted

Total diluted loss per share for the year ended August 31, 2016, was $0.652 compared to total diluted loss per share of $0.0.382 for the same twelve month period in 2015.

Total diluted loss per share for the year ended August 31, 2015, was $0.382 compared to total diluted loss per share of $4.265 for the same twelve month period in 2014.

13

SUMMARY OF QUARTERLY RESULTS-CONTINUING OPERATIONS

The following tables reflect the summary of quarterly results from continuing operations for the periods set out.

	2016	2016	2016	2015
For the quarter ending	August 31	May 31	February 29	November 30
Net income (loss) for the period	$153,579	$(855,102)	$(525,664)	$(12,307,111)
Earnings (Loss) per share, basic and diluted	$0.006	$(0.033)	$(0.022)	$(1.843)

Fiscal 2016

During the quarter ended August 31, 2016, the Company reversed a previously recorded gain on de-recognition financial liabilities for prior obligations of Dyami Energy in the amount of $893,990. During the first quarter 2016, the Company recorded a loss on settlement of debt in the amount of $12,005,804 and research, content development and technology support costs of $68,819. During the quarter ended May 31, 2016, the Company recorded stock based compensation expense of $615,924. For the three months ended February 29, 2016, the Company recorded a gain on settlement of debt in the amount of $483,431.

	2015	2015	2015	2014
For the quarter ending	August 31	May 31	February 28	November 30
Net income (loss) for the period	$4,250,165	$(523,128)	$274,941	$(676,329)
Earnings (loss) per share, basic	$1.151	$(0.014)	$0.097	$(0.248)
Earnings (loss) per share, diluted	$1.116	$(0.014)	$0.044	$(0.248)

Fiscal 2015

For the three month period ended August 31, 2015, the Company recorded gain on derivative liabilities of $2,653,591, a gain on expiry of derivative liabilities of $722,664 and a gain on disposal of subsidiary of $615,881. For the three month period ended May 31, 2015, the Company recorded a loss on derivative liabilities of $738,652 and accretion of $327,793 on a secured convertible note. For the three month period February 28, 2015, the Company record a gain on derivative liabilities of $751,502. During the quarter ended November 30, 2014, the Company recorded a loss on derivative liabilities of $263,551 and stock based compensation of $112,693.

FOURTH QUARTER RESULTS-CONTINUING OPERATIONS

For the quarter ending	August 31, 2016	August 31, 2015
Net income (loss) for the period	$153,579	$4,250,165
Earnings (loss) per share, basic	$0.006	$1.151
Earnings (loss) per share, diluted	$0.006	$1.116

Production Volume

For the three months ended August 31, 2016, average natural gas sales volumes was Nil mcf/d compared to 65 mcf/d for the same period in 2015. Total production volume for the three months ended August 31, 2016 was Nil mcf compared to 6,023 mcf for the same twelve month period in 2015. Production volume decreased for the three months ended August 31, 2016, as a result of the discontinued operations of 1354166 Alberta.

Commodity Prices

For the three months ended August 31, 2016, average natural gas prices received per mcf was $Nil compared to $3.30 for the three months ended August 31, 2015. Commodity prices decreased during 2016, as a result of the discontinued operations of 1354166 Alberta.

Revenue

Natural gas sales for the three months ended August 31, 2016, was $nil compared to $$15,791 for the three months ended August 31, 2015. Natural gas sales decreased for the three months ended August 31, 2016, as a result of the discontinued operations of 1354166 Alberta.

Operating Costs

For three months ended August 31, 2016, the Company incurred operating costs of $Nil versus operating costs of in the amount of $7,410 for the same three month period ended August 31, 2015. Operating costs decreased during 2016, as a result of the discontinued operations of 1354166 Alberta.

Research, Content Development and Technology Support

For the three months ended August 31, 2016, the Company incurred research, content development and technology support costs of $68,819 compared to $Nil in the prior comparable period in 2015. The increase in research, content development and technology support costs during fiscal 2016 is related to the change in business direction of the Company into technology.

14

Hosting, Advertising and Technology Services

For the three months August 31, 2016, the Company incurred hosting and technology costs of $5,666 compared to $Nil for the year ended August 31, 2015. The increase in research, content development and technology support costs during fiscal 2016 is related to the change in business direction of the Company into technology.

General and Administrative	For the Three Months Ended August 31,
	2016	2015
Professional fees	71,488	$31,035
Head office costs	10,500	10,500
Management fees	15,000	(268,750)
Transfer and registrar costs	8,296	3,062
Shareholders information	1,815	-
Office and general costs	4,626	1,631
Directors fees	600	400
Consulting fees and expenses	15,000	16,000
Travel	13,920	-
Rent	3,776	-
Insurance	4,710	-
Total	149,731	$(206,122)

General and administrative expenses for the three months ended August 31, 2016, increased to $149,731 compared to a recovery of $206,122 for the year ended August 31, 2015. For the three months ended August 31, 2016, professional fees were higher by $40,453 to $71,488 compared to $31,035 for the same three month ended in 2015. During fiscal 2016, travel costs were up by $13,920 compared to $Nil in 2015, insurance costs increased by $4,710 compared to $Nil in 2015 and rent increased to $3,776 versus $Nil in the comparable three month period in 2015. These increases were primarily attributed to the acquisition of the DWF Technology. The decrease in general and administrative expenses during the three month period ended August 31, 2015, was primarily attributed to $306,250 of management fees being forgiven versus management fees charged of $15,000 in the current three month period in 2016.

Loss on Foreign Exchange

For the three months ended August 31, 2016, the Company recorded a loss on foreign exchange of $112 versus a loss on foreign exchange of $129,209 for the same three month period in 2015.These foreign exchange gains and losses are attributed to the translation of monetary assets and liabilities not denominated in the functional currency of the Company.

Gain on de-recognition of financial liabilities

During the first quarter 2016, the Company recorded a gain on de-recognition of financial liabilities in the amount of $893,990 relating to the prior obligations of Dyami Energy after its dissolution in the statement of operations. For the three months ended August 31, 2016, the Company reversed the gain on de-recognition and restated the prior obligations of the $893,990 compared to $Nil for the same three month period in 2015. The obligations of $893,990 are included in trade and other payables at August 31, 2016.

Gain/Loss on Derivative Liabilities

For the three months ended August 31, 2016, the Company recorded a gain on derivative liabilities of $Nil compared to a gain on derivative liabilities of $2,904,292 for the three months ended August 31, 2015 as follows:

Derivative Warrant Liabilities

For the three months ended August 31, 2016, the Company recorded a loss on derivative warrant liabilities of $Nil versus a loss on derivative warrant liabilities of $16,119 for the three months ended August 31, 2015.

During fiscal 2015, the Company had warrants issued with an exercise price in US dollars which is different to the functional currency of the Company (Canadian Dollars) and accordingly the warrants are treated as a derivative financial liability and the fair value movement during the period is recognized in the consolidated statement of operations.

Derivative Unit Liabilities

At August 31, 2016, the Company had no derivative unit liabilities. During the three months ended August 31, 2015, the Company recorded a gain on derivative unit liabilities of $2,920,411.

At August 31, 2015, the Company wrote down derivative unit liabilities to fair value being the face value of the Note in the amount of $1,608,149 (US$1,216,175), upon the extinguishment of the Note.

Gain on Expiry of Derivative Liabilities

For the three months ended August 31, 2016, the Company recorded a gain on expiry of derivative liabilities of $Nil versus a gain on expiry of derivative liabilities of $722,664 for the three months ended August 31, 2015. During fiscal 2015, 39,875 warrants expired and the fair value using the Black Scholes option pricing model of $$722,664 was recorded as a gain on expiry of derivative liabilities in the consolidated statement of operations.

15

Interest

For the three months ended August 31, 2016, the Company incurred interest costs of $Nil versus interest costs of $77,966 for the three months ended August 31, 2015. The decrease in interest for the current quarter in 2016 was attributed to decreases in shareholder loans and secured note payable.

Gain on disposal of subsidiary

For the three months ended August 31, 2016, the Company recorded a gain on disposal of subsidiary in the amount of $Nil versus $615,881 for the same three month period in 2015.

At August 31, 2015, the Company settled a secured convertible note payable with a face value of US$1,216,175 plus interest of US$121,618, totaling US$1,337,793 by conveying all of its rights, title and interest in and to Zavala Inc., and issuing 10,000,000 shares of common stock of the Company. As a result the Company’s extinguishment of the Note, the Company’s investment in Zavala Inc. had been deconsolidated from the Company’s Consolidated Financial Statements as at August 31, 2015 and the Company recorded a gain on disposal of $615,881.

Net Income (Loss) from Continuing Operations

Net income from continuing operations for the three months ended August 31, 2016 was $153,579 versus net income from continuing operations of $4,250,165 for the three months ended August 31, 2015. During the three month period in 2016, the Company recorded a gain on derivative liabilities of $Nil versus a gain of $2,904,292 for the same three month period in 2015. During the three month period ended August 31, 2016, the Company recorded a gain on expiry of derivative warrants in the amount $Nil versus a gain of $722,664 for the same three month period in 2015. The Company incurred increases in general and administrative costs to $149,731 versus a recovery of $206,122 in the prior period in 2015 and increases in research, content development and technology support of $74,485 versus $Nil in 2015.

Net Income from Discontinued Operations

For the three months ended August 31, 2016, net income from discontinued operations was $2,118 versus net income from discontinued operations of $11,146 for the three months ended August 31, 2015.

Net Income (Loss)

Net loss for the three months ended August 31, 2016 was $155,697 compared to net income of $4,250,165 for three months ended August 31, 2015. During the three month period in 2016, the Company recorded a gain on derivative liabilities of $Nil versus a gain of $2,904,292 for the same three month period in 2015. During the three month period ended August 31, 2016 the Company recorded a gain on expiry of derivative warrants in the amount $Nil versus a gain of $722,664 for the same three month period in 2015. In addition, the Company incurred increases in general and administrative costs to $148,078 versus a recovery of $206,122 in the prior period in 2015 and increases in research, content development and technology support of $68,819 versus $Nil in 2015. For the three months ended August 31, 2016, the Company recorded a gain on disposal of subsidiary of $Nil compared to a gain of $615,881 in the comparable period in 2015.

Other Comprehensive Income (Loss) to be Re-Classified

Impairment Loss on Marketable Securities

For the three months ended August 31, 2016, the Company recorded an unrealized loss on marketable securities in the amount of $Nil compared to $57,007 for the same three month period in 2015.

Foreign Currency Translation-Discontinued Operations

For the three months ended August 31, 2016, the Company recorded a loss on foreign currency translation in the amount of $Nil compared to a loss on foreign currency translation of $695,899 for the three months ending August 31, 2015.

Total Other Comprehensive Loss

Total comprehensive loss for the three month period ended August 31, 2016 was $Nil versus $752,906 for the three month period ending August 31, 2015.

Net Income (Loss) and Comprehensive Income (Loss)

Net loss and comprehensive loss for the three months ended August 31, 2016 was $155,697 compared to a net earnings and comprehensive income of $3,508,405 for the three months ended August 31, 2015.

Earnings (Loss) per Share, Basic

Basic earnings per share from continuing operations for the three months ended August 31, 2016, was $0.006 compared to a basic earnings per share from continuing operations of $1.151for the same three month period in 2015.

Basic earnings per share from discontinued operations for the three months ended August 31, 2016 was $Nil versus a basic earnings per share from discontinued operations of $0.004 for the same three month period in 2015.

Total Earnings (Loss) per Share, Basic

Total basic earnings per share for the three months ended August 31, 2016, was $0.006 compared to total basic earnings per share of $1.155 for the same period in 2015.

16

Earnings (Loss) per Share, Diluted

Diluted earnings per share from continuing operations for the three months ended August 31, 2016, was $0.006 compared to a diluted earnings per share from continuing operations of $1.116 for the same three month period in 2015.

Diluted earnings per share from discontinued operations for the three months ended August 31, 2016 was $Nil versus a diluted earnings per share from discontinued operations of $0.003 for the same three month period in 2015.

Total Earnings per Share, Diluted

Total diluted earnings per share from continuing operations for the three months ended August 31, 2016, was $0.006 compared to a diluted earnings per share from continuing operations of $1.119 for the same three month period in 2015.

CAPITAL EXPENDITURES

For the year ended August 31, 2016, the Company recorded additions to exploration and evaluation assets of $Nil (August 31, 2015: $109,874)

The Company expects that capital expenditures will increase in future reporting periods as the Company seeks further opportunities and ventures of merit in an effort to increase shareholder value.

FINANCING ACTIVITIES

For the year ended August 31, 2016, 518,683 common share purchase warrants were exercised at $1.00 for proceeds of $518,683.

On February 29, 2016, the Company completed a private placement for gross proceeds of $30,000 and issued 100,000 units in the capital of the Company at a purchase price of $0.30 per unit.

Effective November 18, 2015, the Company completed a private placement for gross proceeds of $50,000 and issued 500,000 common shares in the capital of the Company at a purchase price of $0.10 per share.

On August 31, 2016, the Company completed private placements for gross proceeds of $260,000 and issued 236,364 units in the capital of the Company at a purchase price of $1.10 per unit.

For the year ended August 31, 2016, the Company entered into debt conversion agreements and converted debt in the aggregate amount of $1,714,010 through the issuance of share capital.

LIQUIDITY AND CAPITAL RESOURCES

Cash as of August 31, 2016, was $449,983 (August 31, 2015: $32,192). During the year ended August 31, 2016, the Company completed a private placements for gross proceeds of $340,000 and received $518,683 upon the exercise of 518,683 common share purchase warrants.

For the year ended August 31, 2016, the primary use of funds was related to general administrative expenses. The Company’s working capital deficiency at August 31, 2016 was $690,649 (August 31, 2015 working capital deficiency: $3,233,160). During the year ended August 31, 2016, the Company converted debt in the aggregate amount of $1,714,010 through the issuance of share capital.

Our current assets of $482,582 as at August 31, 2016 ($93,115 as of August 31, 2015) include the following items: cash $449,983 ($32,192 as of August 31, 2015); other receivables $14,800 ($19,386 as of August 31, 2015); prepaid expenses and deposits $17,799 ($31,937 as of August 31, 2015); and marketable securities of $Nil ($9,600 as of August 31, 2015).

Our current liabilities of $1,173,231 as of August 31, 2016 ($3,326,275 as of August 31, 2015) include the following items: trade and other $1,173,231 ($1,630,809 as of August 31, 2015); derivative liabilities of $Nil ($281,210 as of August 31, 2015); shareholders’ loans $Nil ($339,588 as of August 31, 2015); loans payable of $Nil ($1,063,105 as of August 31, 2015); and provisions of $Nil ($11,563 as of August 31, 2015).

At August 31, 2016, the Company had outstanding 5,384,165 common share purchase warrants exercisable at $1.00 per share, 1,605,190 common share purchase warrants exercisable at $0.35 and 236,364 common share purchase warrants exercisable at $1.25 per share. If any of these common share purchase warrants are exercised, it would generate additional capital for us.

Management of the Company recognizes that cash flow from operations is not sufficient meet its working capital requirements or fund additional opportunities or ventures of merit. The Company has liquidity risk which necessitates the Company to obtain debt financing or raise additional equity. There is no assurance the Company will be able to obtain the necessary financing in a timely manner.

17

The Company’s past primary source of liquidity and capital resources has been proceeds from the issuance of share capital, shareholders’ loans and cash flow from oil and gas operations If the Company issued additional common shares from treasury it would cause the current shareholders of the Company dilution.

Outlook and Capital Requirements

We anticipate further expenditures to expand our current business plan. Amounts expended on future opportunities and ventures of merit is dependent on the nature of the opportunities evaluated by us. Any expenditure which exceeds available cash will be required to be funded by additional share capital or debt issued by us, or by other means. Our long-term

PROVISIONS	Decommissioning Obligations
Balance, August 31, 2014	$47,543
Accretion expense	1,498
Change in estimates	(11,253)
Additions	98,357
Obligations settled	(205)
Disposal of Zavala Inc.	(102,143)
Foreign exchange	(22,234)
Balance, August 31, 2015	11,563
Disposal of 1354166 Alberta	(11,563)
Balance, August 31, 2016	$-

The Company’s prior decommissioning obligations resulted from its ownership interests in petroleum and natural gas assets. The decommissioning obligations were based on the Company’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon these wells and facilities, and the estimated timing of the costs to be incurred in future years.

Secured Note Payable

As at August 31, 2014, the Company had a secured convertible promissory note payable to Benchmark Enterprises LLC. (“Benchmark”) with a face value of $1,322,347 (US$1,216,175) with an interest rate of 10% (the “Note”). The Note was being accreted up to its face value over the life of Note, based on an effective interest rate. For the year ended August 31, 2015, the Company recorded interest on the Note of $154,179. The Note was due on the earliest to occur of: (a) August 31, 2015; (b) the closing of any subsequent financing or series of financings by the Company that results in gross proceeds of an aggregate amount equal to or greater than US$4,400,000, excluding conversion of any existing debt into equity; (c) the date of a sale by the Company of all of the shares in the capital stock of Zavala Inc. held by the Company from time to time; (d) the closing of a merger, reorganization, take-over or other business combination which results in a change of control of the Company or Zavala Inc.; or (e) an event of default. The Note was secured by all of the assets of the Company and Zavala Inc. Benchmark had the option at any time while the Note was outstanding to convert any unpaid principal and accrued interest into conversion units.

In accordance with the terms of the Note and the General Security Agreement (the “Loan Agreements”) the Company had granted and conveyed to Benchmark a first priority security interest in the Company and Zavala Inc., prior and superior to the rights of all third parties existing on or arising after the date of such Loan Agreements, subject to the Permitted Liens.

At August 31, 2015, the Company was unable to pay the Note due in the amount CDN$1,608,149 plus interest of CDN$154,179, totaling CDN$1,762,328, which constituted an event of default pursuant to the terms of the Loan Agreements. Benchmark, having made demand for payment of all amounts owed to it under the Note, gave notice to the Company that it intended to exercise its security on the Company’s assets. In an effort to avoid further costs, the Company and Benchmark entered into a Settlement and Exercise of Security Agreement effective August 31, 2015, with the following terms:

1.	Effective August 31, 2015, the Company assigns and conveys to Benchmark all of its rights, title and interest in and to Zavala Inc., including but not limited to all of the issued and outstanding common shares of Zavala Inc.; and
2.	Issuance of 1,000,000 shares of common stock of the Company.

As a result the Company’s extinguishment of the Note, the Company’s investment in Zavala Inc. had been derecognized from the Company’s Consolidated Financial Statements as at August 31, 2015. The fair value of the common shares was determined to be equal to the fair value of the secured note settled.

The following table presents the effect of the extinguishment of the Note on the Consolidated Financial Statements of the Company:

August 31, 2015
Secured note payable settled	$1,608,149
Interest payable settled	154,179
Net assets and liabilities of Zavala Inc. transferred	(836,717)
Common shares issued	(925,611)
$-

18

Shareholder Loans

As at August 31, 2016, the Company had shareholders’ loans payable of $Nil (August 31, 2015: $339,588). For the year ended August 31, 2016, the Company recorded interest of $Nil on shareholders’ loans (August 31, 2015: $86,611). As at August 31, 2016 included in trade and other payables, is interest on shareholders’ loans of $Nil (August 31, 2015: $86,848).

Effective August 30, 2014, the Company converted shareholders’ loans and interest due in the aggregate amount of $1,180,570 through the issuance of a total of 1,475,712 units in the capital of the Company at a price of $0.80 per unit. Each unit was comprised of one (1) common share and one half of one (1/2) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of CDN$1.00 until August 30, 2017 (the “Units”). The fair value of the Units ($2,516,505) was allocated to common shares $1,715,426 and warrants $801,079 based on their relative fair values and $1,335,935 was recorded as loss on settlement of debt. The terms of the August 30, 2014, conversion agreements contained an anti-dilution provision such that if within 18 months of this the effective date, the Company issues additional common shares for a consideration per share or with an exercise or conversion price per share, less than CDN$0.80 (the “Adjusted Price”) the Holder herein shall be entitled to receive from the Company (for no additional consideration) additional Units in an amount such that, when added to the number of Units acquired by Holder under this agreement will equal the number of Units that the Holder would otherwise be entitled to receive had this transaction occurred at the Adjusted Price. During the reporting periods August 31, 2015 and 2014, the Company had determined that based on the market price of the Company’s common shares being greater than the Unit issue price per share, no additional common shares were required to be fair valued and recorded as a derivative liability.

Effective November 18, 2015, the Company issued a total of 10,329,983 Units in the capital of the Company pursuant to the Adjusted Price. The warrant component was valued using a Binomial Lattice model whereas the fair value of the common share component was based on the current market value of the company’s stock. The fair value of the units of $6,896,800 was allocated to the common shares in the amount of $5,034,157 and warrants in the amount of $1,862,643 based on their relative fair values and $6,896,800 was recognized as a loss on settlement of debt in the statement of operations. Significant assumptions utilized in the Binomial Lattice process for the warrant component of the conversion were as follows:

November 18, 2015
Market value on valuation date	$0.67
Contractual exercise rate	$1.00
Term	1.79 Years
Expected market volatility	183.30%
Risk free rate using zero coupon US Treasury Security rate	0.90%

Loans Payable

As at August 31, 2016, the Company had loans payable of $Nil (August 31, 2015: $1,063,105). For the year ended August 31, 2016, the Company recorded interest on the loans payable of $4,945. As at August 31, 2016, included in trade and other payables, is interest of $Nil (August 31, 2015: $15,619). The loans were payable on demand with interest at 10% per annum. Effective November 18, 2015, the Company entered into shares for debt conversion agreements and converted loans and interest due in the aggregate amount of $899,660 through the issuance of 6,800,680 common shares in the capital of the Company. The fair value of the common shares $4,540,474 was allocated to common shares and $3,640,814 was recorded as loss on settlement of debt in the consolidated statement of operations.

On February 29, 2016, the Company entered into asset purchase and debt settlement agreement and converted loans and interest in the aggregate amount of $277,473 in exchange for the Company’s 0.03% net smelter return royalty on 8 mining claim blocks located in Red Lake, Ontario which were carried on the consolidated statement of financial position at $Nil. Accordingly, the Company recorded a gain on settlement of debt for the full amount.

Debt Conversion

On February 29, 2016, the Company entered into shares for debt conversion agreements and converted debt in the aggregate amount of $451,557 through the issuance of 1,505,190 units in the capital of the Company. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $0.35 until March 1, 2019. The fair value of the Units $1,220,709 was allocated to common shares in the amount of $638,295 and warrants in the amount of $582,414 based on their relative fair values and $769,152 was recognized as a loss on extinguishment of debt in the consolidated statement of operations. The units are subject to the terms and conditions of a Lock-up and Leak-out Agreement.

Under the terms of Lock-up and Leak-out Agreement the Holder may not offer, sell, contract to sell, grant any option to purchase, hypothecate, pledge or otherwise dispose of or transfer title to any of the Purchase Price Shares during the period commencing on the February 29, 2016 and ending on November 30, 2016 (the “Lockup Period”). During the 12 month period following the Lockup Period, if Holders sales are less than 25% in any such three month period, the unsold portion shall carry forward into the next three month period (the “Lock-up and Leak-out Agreement”). Significant assumptions utilized in the Binomial Lattice process for the warrant component of the conversion were as follows:

19

February 29, 2016
Market value on valuation date	$0.81
Contractual exercise rate	$0.35
Term (years)	3 Years
Expected market volatility	169.73%
Risk free rate using zero coupon US Treasury Security rate	0.91%

DERIVATIVE LIABILITIES

At August 31, 2016, the Company recorded a gain on the fair value movement of derivative warrant liabilities of $Nil (August 31, 2015: a gain on derivative liabilities of $2,653,591 comprised of a loss on derivative warrant liabilities of $214,109 and a gain derivative unit liabilities of $2,867,700) (August 31, 2014: loss of $2,735,476 comprised of a loss on derivative warrant liabilities of $57,725 and a loss on derivative unit liabilities of $2,677,751).

At August 31, 2016, the Company recorded a gain on expiry of derivative warrant liabilities of $281,210 (August 31, 2015: $1,258,206; August 31, 2014 $709,299).

Derivative Warrant Liabilities

As at August 31, 2016, the Company had derivative warrant liabilities of $Nil (August 31, 2015: $281,210). The Company had warrants issued with an exercise price in US dollars which are different from the functional currency of the Company and accordingly the warrants were treated as a financial liability. The fair value movement during the periods were recognized in the profit or loss.

The following table set out the changes in derivative warrant liabilities during the respective periods.

	Number of Warrants	Fair Value Assigned $	Average Exercise Price $
As at August 31, 2013	91,476	1,976,883	US	47.20
Warrants expired	(17,093)	(709,299)		(9.30)
Change in fair value estimates	-	57,723		-
As at August 31, 2014	74,383	1,325,307	US	37.40
Warrants expired	(61,335)	(1,258,206)	US	(46.66)
Change in fair value estimates	-	214,109		-
As at August 31, 2015	13,048	281,210	US	46.66
Warrants expired	(13,048)	(281,210)	US	(46.66)
Warrants issued	1,750,000	-	CDN	1.50
As at August 31, 2016	1,750,000	-	CDN	1.50

On August 31, 2014, 17,093 warrants exercisable at US$50.00 expired and the fair value measured using the Black-Scholes option pricing model of $709,299 was recorded as a gain on expiry of derivative liabilities on the consolidated statement of operations.

On April 13, 2015, 18,750 and 3,000 warrants exercisable at US$50.00 and US$25.00, respectively expired and the fair value measured using the Black-Scholes option pricing model of $535,542 was recorded as a gain on expiry of derivative liabilities on the consolidated statement of operations.

On July 20, 2015, 9,125 and 1,460 warrants exercisable at US$50.00 and US$25.00, respectively expired and the fair value measured using the Black-Scholes option pricing model of $194,409 was recorded as a gain on expiry of derivative liabilities on the consolidated statement of operations.

On August 7, 2015, 25,000 and 4,000 warrants exercisable at US$50.00 and US$25.00, respectively expired and the fair value measured using the Black-Scholes option pricing model of $528,255 was recorded as a gain on expiry of derivative liabilities on the consolidated statement of operations.

On September 25, 2015, 11,249 and 1,799 warrants expired exercisable at US$50.00 and US$25.00, respectively expired and the fair value measured using the Black-Scholes option pricing model of $281,210 was recorded as a gain on expiry of derivative liabilities on the consolidated statement of operations.

On June 22, 2016, the Company entered into a consulting agreement and issued 1,750,000 common share purchase warrants exercisable at CDN $1.50 with a cashless exercise option, vesting on October 1, 2016, January 1, 2017, April 1, 2017 and July 1, 2017 and expiring June 21, 2021. At August 31, 2016, the Company determined that it would not continue with the agreement and it was subsequently suspended. Accordingly, the Company determined that as a result of no warrants exercised, no liability was recorded and subsequent to the year end the agreement was mutually terminated and no warrants were exercised.

20

The following table sets out the number of derivative warrant liabilities outstanding as at August 31, 2016, 2015 and 2014, respectively:

Number of Warrants 2016	Exercise Price CDN ($)	Expiry Date	Weighted Average Remaining Life (Years)	Fair Value CDN ($)
1,750,000	1.50	January 15, 2017	0.13	-

Number of Warrants 2015	Exercise Price US ($)	Expiry Date	Weighted Average Remaining Life (Years)	Fair Value CDN ($)
11,249	50.00	September 25, 2015	0.07	220,640
1,799	25.00	September 25, 2015	0.07	60,570
13,048			0.07	281,210

Number of Warrants 2014	Exercise Price US ($)	Expiry Date	Weighted Average Remaining Life (Years)	Fair Value CDN ($)
18,750	5.00	April 13, 2015	0.62	365,474
3,000	2.50	April 13, 2015	0.62	99,420
9,125	5.00	July 20, 2015	0.88	133,431
1,460	2.50	July 20, 2015	0.88	35,915
25,000	5.00	August 7, 2015	0.93	365,964
4,000	2.50	August 7, 2015	0.93	94,188
11,249	5.00	September 25, 2015	1.07	181,178
1,799	2.50	September 25, 2015	1.07	49,737
74,383			0.70	1,325,307

Derivative Unit Liabilities

As at August 31, 2016 and 2015, the Company had no derivative unit liabilities (August 31, 2014: $4,000,100). At August 31, 2014, the Company issued a face value $1,322,347 (US$1,216,175) Secured Convertible Promissory Note which gave rise to a derivative financial instrument (the “Note”). The Note had embodied certain terms and conditions that were not clearly and closely related to the host debt agreement in terms of economic risks and characteristics and met the definition of a financial liability under IAS 32 “Financial Instruments: Presentation”. These terms and conditions consisted of a conversion unit which was comprised of one (1) common share and one (1) common share purchase warrant entitling the holder to acquire a common share of the Company at a price equal to a 15% premium to the price of the common share acquired under the conversion unit. The Company had selected the Binomial Lattice model to fair value the warrant component of the conversion unit and the Monte Carlo Simulations process for the common share component contained in the conversion unit.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

SEGMENTED INFORMATION

The Company’s reportable and geographical segments are Canada and previously the United States. The accounting policies used for the reportable segments are the same as the Company’s accounting policies. For the purposes of monitoring segment performance and allocating resources between segments, the Company’s executive officer monitors the tangible, intangible and financial assets attributable to each segment. All assets are allocated to reportable segments. Effective August 31, 2015, the Company discontinued its reportable segment in the United States. The following tables show information regarding the Company’s reportable segments.

For the year ended August 31, 2016	Canada $	United States $	Total $
Net loss, continuing operations	(13,534,298)	-	(13,534,298)
Net income (loss), discontinued operations	8,731	(6,020)	2,711
Net loss	(13,525,567)	(6,020)	(13,531,587)

For the year ended August 31, 2015	Canada $	United States $	Total $
Net income, continuing operations	3,325,649	-	3,325,649
Net loss, discontinued operations	-	(4,762,461)	(4,762,461)
Net loss	3,325,649	(4,762,461)	(1,436,812)

21

For the year ended August 31, 2014	Canada $	United States $	Total $
Net loss, continuing operations	(5,405,678)	-	(5,405,678)
Net loss, discontinued operations	-	(608)	(608)
Net loss	(5,405,678)	(608)	(5,406,286)

As at August 31, 2016	Canada $	United States $	Total $
Total Assets	482,582	-	482,582
Total Liabilities	(1,173,231)	-	(1,173,231)

As at August 31, 2015	Canada $	United States $	Total $
Total Assets	93,115	-	93,115
Total Liabilities	(3,326,275)	-	(3,326,275)

As at September 1, 2014	Canada $	United States $	Total $
Total Assets	179,888	5,117,040	5,296,928
Total Liabilities	(6,991,287)	(1,025,076)	(8,016,363)

RELATED PARTY TRANSACTIONS AND BALANCES

The following transactions with individuals related to the Company arose in the normal course of business have been accounted for at the amount agreed to by the related parties.

Compensation of Key Management Personnel

The remuneration of directors and other members of key management personnel during the periods set out were as follows:

	August 31, 2016	August 31, 2015	August 31, 2014
Short term employee benefits (1)	$60,000	$150,000	$75,000
Stock based compensation (2)	615,924	84,520	-
	$675,924	$234,520	$75,000

The following balances owing to the former President of the Company are included in trade and other payables and are unsecured, non-interest bearing and due on demand:

	August 31, 2016	August 31, 2015
Short term employee benefits payable (1)	$40,000	$125,000
	$40,000	$125,000

(1)	During the year ended August 31, 2015, the Company accrued management fees for the former President of the Company at a rate of $12,500 per month. On August 31, 2015, the former President forgave $306,250 of management fees. Commencing September 1, 2015, the Company accrued management fees for the former President of the Company at a rate of $5,000 per month. On February 26, 2016, the former President assigned $145,000 of management fees to an arms-length third party.
(2)	On November 12, 2014, the Company granted options to purchase 75,000 common shares to three directors and on April 1, 2016, the Company granted options to purchase 300,000 common shares to a director.

As at August 31, 2016, the amount of outstanding directors’ fees included in trade and other payables was $7,100 (August 31, 2015: $21,600). On February 29, 2016, Mr. Klyman, a former director of the Company agreed to convert outstanding directors’ fees due of $7,400 into 24,667 units of the Company.

As at August 31, 2016, the Company had a promissory note payable to the former President of the Company of $Nil (August 31, 2015: $10,000). For the year ended August 31, 2016, the Company recorded interest on the promissory note of $496 (August 31, 2015: $838). As at August 31, 2016, included in trade and other payables is outstanding interest of $Nil (August 31, 2015: $111,009). On February 26, 2016, the former President assigned the promissory note of $10,000 and all interest due in the amount of $113,844 to an arms-length third party. The note was due on demand at a rate of 10% per annum. Effective November 18, 2015, the Company issued to the former President 1,140,090 Units in the capital of the Company pursuant to the anti-dilution provision contained in the August 30, 2014, debt conversion agreements. On February 29, 2016, the former President converted $38,239 in outstanding debt into 127,462 units in the capital of the Company.

As at August 31, 2016, the Company had a note payable to Core Energy Enterprises Inc. (“Core”) of $Nil (August 31, 2015: $329,588 (US$249,250). For the year ended August 31, 2016, the Company recorded interest on the promissory note of $Nil (August 31, 2015: $32,958). As at August 31, 2016, included in trade and other payables, is interest of $Nil (August 31, 2015: $$33,049). Effective November 18, 2015, the Company entered into a shares for debt conversion agreement and converted a note and interest due in the aggregate amount of $362,793 through the issuance of 2,742,430 common shares in the capital of the Company. The fair value of the common shares $1,830,983 was recorded as an increase to common shares and $1,468,190 was recorded as a loss on settlement of debt in the statement of operations. The former President of the Company is a major shareholder, officer and a director of Core.

22

NATURE OF BUSINESS AND GOING CONCERN

Intelligent Content Enterprises Inc., (formerly: Eagleford Energy Corp.) was amalgamated under the Business Corporations Act (Ontario) on November 30, 2009 (“ICE” or the “Company”). The Company filed articles of amendment effective February 1, 2016, and changed its name from Eagleford Energy Corp., to Intelligent Content Enterprises Inc., and consolidated its common shares on the basis of one (1) new share for every ten (10) old shares. Through the Company’s wholly owned Ontario subsidiary DoubleTap Daily Inc., (formerly: Digital Widget Factory Inc.) the Company is developing an online management and advertising platform that powers user and advertising engagement programs in real-time to desktop, mobile and portable devices (http://doubletap.co ). Effective January 20, 2017, DoubleTap disposed of its investment in the Acquired Assets of Digital Widget Factory Inc., a Belize company.

The Company’s registered office is located at 1 King Street West, Suite 1505, Toronto, Ontario, M5H 1A1. The Company’s common shares trade on the OTCQB under the symbol ICEIF and on the Canadian Securities Exchange under the symbol ISP. The Company’s common shares are widely held.

The consolidated financial statements include the accounts of ICE, the legal parent, together with its wholly-owned subsidiaries, Ice Studio Productions Inc., incorporated in the Province of Ontario on June 16, 2016 (“ICE Studio”) and DoubleTap Daily Inc. incorporated in the Province of Ontario on February 29, 2016, (“DoubleTap”).

Effective February 29, 2016, the Company disposed of its investment in 1354166 Alberta Ltd., a company operating in the province of Alberta (“1354166 Alberta”). The Company’s former subsidiaries, Eagleford Energy, Zavala Inc., a Nevada company (“Zavala Inc.”), and its’ wholly owned subsidiary EEZ Operating Inc., a Texas company (“EEZ Operating”) were disposed of effective August 31, 2015 and Dyami Energy LLC., a Texas company (“Dyami Energy”) was dissolved effective April 3, 2014.

These consolidated financial statements (the “Consolidated Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business, as they come due for the foreseeable future. The Company is in the process of developing its advertising platform and has not yet realized profitable operations. Previously the Company was an Exploration and Evaluation company with interests in Alberta, Canada and Texas, USA. The Company requires additional financing for its working capital and for the costs of development, content creation and marketing of its platform.

Due to continuing operating losses, the Company’s continuance as a going concern is dependent upon its ability to obtain adequate financing and to reach profitable levels of operation. The Company will continue to seek additional forms of debt or equity financing, or other means of funding its operations, however, there is no assurance that it will be successful in doing so or that funds will be available on terms acceptable to the Company or at all. The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Company.

The Company has accumulated significant losses and negative cash flows from operations in recent years which raise doubt as to the validity of the going concern assumption. As at August 31, 2016, the Company has working capital deficiency of $690,649 (2015: working capital deficiency $3,233,160) and an accumulated deficit of $29,587,246 (2015: $16,055,659). These material uncertainties may cast significant doubt upon the entity’s ability to continue as a going concern. The consolidated financial statements do not give effect to adjustments, if any that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts that may differ from those shown in the accompanying Consolidated Financial Statements.

BASIS OF PREPARATION

Statement of Compliance

These Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretation Committee (“IFRIC”). The policies applied in these Consolidated Financial Statements are based on IFRS issued and outstanding as of January 1, 2016. The Board of Directors approved the Consolidated Financial Statements on March 13, 2017.

Basis of Measurement

The Consolidated Financial Statements have been prepared on a historical cost basis except for certain financial instruments measured at fair value.

Functional and Presentation Currency

The functional and presentation currency of the parent ICE and its wholly owned subsidiaries ICE Studio and DoubleTap is Canadian dollars. The functional currency of the Company’s former wholly-owned subsidiaries, Zavala Inc., EEZ Operating and Dyami Energy was United States dollars.

23

Use of Estimates and Judgements

The preparation of the Consolidated Financial Statements in accordance with IFRS requires that management make estimates and assumptions and use judgment regarding the measured amounts of assets, liabilities and contingent liabilities at the date of the Consolidated Financial Statements and reported amounts of revenue and expenses during the reporting period. Such estimates and judgments are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates.

The key sources of estimation uncertainty that have a significant risk of causing material adjustment to the amounts recognized in the Consolidated Financial Statements are:

Going Concern

The assessment of the Company’s ability to execute its strategy by funding future working capital requirements involves judgment. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. There is an uncertainty regarding the Corporation’s ability to continue as a going concern.

Fair value of financial instruments

The estimated fair value of financial assets and liabilities, by their very nature, are subject to measurement uncertainty.

Fair Value of Derivative Liabilities

The Company is exposed to risks related to changes in its share prices, foreign exchange rates, interest rate and volatility rates used to determine the estimated fair value of its derivative liabilities. In the determination of the fair value of these instruments, the Company utilizes certain independent values and, when not available, internal financial models which are based primarily on observable market data. Management’s judgment is required in the development of these models. This estimate also requires determining and making assumptions about the most appropriate inputs to the valuation model including the expected life, volatility, discount rates and dividend yield.

Settlement of Debt with Equity Instruments

Equity instruments issued to a creditor to extinguish a financial liability are measured at the fair value of the equity instruments at the date the financial liability is extinguished. The Company estimates the fair value of warrants using the Binomial Lattice pricing model and further assumptions including the expected life, volatility, discount rates and dividend yield. The fair value of the units comprising shares and warrants issued in connection with the extinguishment of a financial liability are then prorated to the total market value of the common shares.

Fair Value of Stock Based Compensation and Warrants

In determining the fair value of share based payments the calculated amounts are not based on historical cost, but is derived based on assumptions (such as the expected volatility of the price of the underlying security, expected hold period before exercise, dividend yield and the risk-free rate of return) input into a pricing model. The model requires that management make forecasts as to future events, including estimates of: the average future hold period of issued stock options and compensation warrants before exercise, expiry or cancellation; future volatility of the Company’s share price in the expected hold period; dividend yield; and the appropriate risk-free rate of interest. The resulting value calculated is not necessarily the value that the holder of the option or warrant could receive in an arm’s length transaction, given that there is no market for the options or compensation warrants and they are not transferable. Similar calculations are made in estimating the fair value of the warrant component of an equity unit. The assumptions used in these calculations are inherently uncertain. Changes in these assumptions could materially affect the related fair value estimates.

CORRECTION OF PRIOR PERIOD ERRORS

a)          Following a settlement entered into regarding an asset acquisition entered effective February 29, 2016, the Company then determined it was required to correct a prior period error for accounting purposes under IAS 8 as discussed below.

The Company negotiated an Asset Purchase Agreement to be effective February 29, 2016, with an expectation to acquire the net assets (the “Acquired Assets”) of Digital Widget Factory Inc., a Belize company (the “Vendor”), in an all-stock transaction by issuing 12,500,000 common shares and 5,750,000 Series A preferred shares of ICE to the Vendor (the “Transaction”). On this basis the proposed Series A preferred shares would be convertible into units of ICE with each unit comprised of 1 common share and 1 common share purchase warrant entitling the holder to acquire an additional common share of ICE for $0.35 for up to 3 years (the common shares and the preference shares are hereafter referred to as the “Proposed Purchase Price Shares”).

24

The essential components of the proposed Acquired Assets are an intelligent content platform technology developed by Digital Widget Factory Inc. and a series of related websites under the url digiwdgy.com (the “DWF Technology”). The fair value of the Transaction was estimated at $9,530,250 and to be paid through the issuance by the Company of the Proposed Purchase Price Shares. The purchase price allocation to the fair value of the assets recorded as at February 29, 2016 was as follows:

Consideration:
Fair Value of Issuance of 12,500,000 common shares	$5,071,125
Fair Value of Issuance of 5,750,000 Series A preferred shares	4,459,125
Total consideration	$9,530,250
Allocated to:
Intangible assets-technology	$9,530,250
Transaction Costs:
Financial advisory, legal and other expenses	$30,550

Subsequent to February 29, 2016, the Company management came to the conclusion that certain representations and warranties made by the Vendor pursuant to the DWF Agreement were conceivably deficient and would not survive the one year period of Indemnification. Management contends that if the Company had this information as at February 29, 2016, management would not have likely completed the transaction and the Proposed Purchase Price Shares would not have been issued. On November 24, 2016, the Company advanced a Notice of Claim to the Vendor under the DWF Agreement.

On December 22, 2016, it was agreed that all disputed matters contained in the DWF Agreement, be resolved in a Settlement Agreement whereby the Company agreed to return the Acquired Assets to the Vendor and the Vendor agreed to return the Proposed Purchase Price Shares paid back to the Company such that best efforts were made so that each party be in the same or similar position it was as at February 29, 2016 had the Transaction not occurred.

The Settlement Agreement closed effective January 20, 2017, when the Vendor returned to the Company the Proposed Purchase Price Shares comprised of 12,500,000 common shares and 5,750,000 Series A preferred shares previously issued to the Vendor and a full and final release in favor of the Company in respect of all obligations under the DWF Agreement. The Proposed Purchase Price Shares have been cancelled in the capital stock of the Company and the Company no longer has any interest in the DWF Technology and the series of digiwidgy.com websites. The correction of the Prior Period Error are described in detail as follows:

Unaudited Interim Condensed
Consolidated Statements of Financial Position February 29, 2016	As Previously Reported	Impact of Prior Period Error Restatement	Notes	As Restated
Intangible assets	9,530,250	(9,530,250)	A	-
Common shares	(26,652,104)	5,042,925	B	(21,609,179)
Preferred shares	(4,459,125)	4,459,125	C	-
Accumulated deficit	30,822,909	28,200	D	30,851,109
Shareholders’ equity	9,415,118	(9,530,250)	E	(115,132)

Unaudited Interim Condensed
Consolidated Statements of Financial Position May 31, 2016	As Previously Reported	Impact of Prior Period Error Restatement	Notes	As Restated
Intangible assets	9,530,250	(9,530,250)	A	-
Common shares	(27,413,109)	5,040,575	B	(22,372,534)
Preferred shares	(4,459,125)	4,459,125	C	-
Accumulated deficit	31,675,662	30,550	D	31,706,212
Shareholders’ equity	9,624,622	(9,530,250)	E	94,372

25

Unaudited Interim Condensed Consolidated Statements of Operations
		Three months ended February 29, 2016			Six months ended February 29, 2016
	As Previously Reported	Impact of Prior Period Error Restatement	As Restated	Notes	As Previously Reported	Impact of Prior Period Error Restatement	As Restated
General and administrative, legal fees	76,187	28,200	104,387	F	139,762	28,200	167,962
Net loss from continuing operations	(497,464)	(28,200)	(525,664)	G	(12,804,574)	(28,200)	(12,832,774)
Net loss	(494,140)	(28,200)	(522,340)	G	(12,799,745)	(28,200)	(12,827,945)
Net loss and comprehensive loss	(494,140)	(28,200)	(522,340)	G	(12,689,220)	(28,200)	(12,717,420)

Loss per share, basic - continuing operations	$(0.020)	$(0.002)	$(0.022)	H	$(0.827)	$(0.005)	$(0.832)

Weighted average shares outstanding, basic	24,295,732	(137,363)	24,158,369	H	15,486,905	(68,661)	15,418,224

Unaudited Interim Condensed Consolidated Statements of Operations
		Three months ended May 31, 2016			Nine months ended May 31, 2016
	As Previously Reported	Impact of Prior Period Error Restatement	As Restated	Notes	As Previously Reported	Impact of Prior Period Error Restatement	As Restated
General and administrative, legal fees	99,816	2,350	102,166	F	239,578	30,550	270,128
Net loss from continuing operations	(852,752)	(2,350)	(855,102)	G	(13,657,327)	(30,550)	(13,687,877)
Net loss	(852,752)	(2,350)	(855,102)	G	(13,652,498)	(30,550)	(13,683,048)
Net loss and comprehensive loss	(852,752)	(2,350)	(855,102)	G	(13,541,973)	(30,550)	(13,572,523)

Loss per share, basic - continuing operations	$(0.022)	$(0.011)	$(0.033)	H	$(0.589)	$(0.134)	$(0.723)

Weighted average shares outstanding, basic	38,290,886	(12,500,000)	25,790,886	H	23,173,585	(4,242,701)	18,930,884

Notes

A)	The Company recorded a Prior Period Error of $9,530,250 as an increase to intangible assets on the Unaudited Interim Condensed Consolidated Statements of Financial Position for the period ended February 29, 2016 and May 31, 2016.
B)	The Company recorded a Prior Period Error of $5,040,575 as an increase to common shares on the Unaudited Interim Condensed Consolidated Statements of Financial Position for the period ended February 29, 2016 and May 31, 2016.
C)	The Company recorded a Prior Period Error of $4,459,125 as an increase to preferred shares on the Unaudited Interim Condensed Consolidated Statements of Financial Position for the period ended February 29, 2016 and May 31, 2016.
D)	As a result of the Prior Period Error, the Company reallocated legal fees of $28,200 and $30,550 from common shares and increased accumulated deficit on the Unaudited Interim Condensed Consolidated Statements of Financial Position for the period ended February 29, 2016 and May 31, 2016, respectively.
E)	As a result of the Prior Period Error the Company’s shareholders’ equity has been decreased by $9,530,250.
F)	As a result of the Prior Period Error, the Company reallocated legal fees of $28,200 and $30,550 as an increase to general and administrative costs on the Unaudited Interim Condensed Consolidated Statements of Operations for the period ended February 29, 2016 and May 31, 2016, respectively.
G)	As a result of the increases of $28,200 and $30,550 to general and administrative costs the Company recorded a corresponding increase in net loss from continuing operations, net loss and net loss and comprehensive loss on the Unaudited Interim Condensed Consolidated Statements of Operations for the period ended February 29, 2016 and May 31, 2016,respectively.
H)	As a result of the above increases to net loss, the Company recorded an increase to net loss per share for the three and six months ended February 29, 2016, of $(0.002) and $(0.005) and for the three and nine months ended May 31, 2016, the Company recorded an increase to net loss per share of $(0.11) and $(0.134), respectively. Weighted average shares were reduced for each period as set out above.

b) During the year ended August 31, 2016, the Company corrected the accounting for prior period errors as noted below. As a result certain amounts have been re-stated from 2015 and 2014 to reflect these changes. The previously issued audited consolidated financial statements for the year ended August 31, 2015 and 2014 and the unaudited interim condensed consolidated financial statements for the quarters ending November 30, 2014, February 28, 2015 and May 31, 2015 (the “Affected Statements”) have not been restated. The Company has restated the opening statement of financial position at September 1, 2014 and the audited consolidated financial statements for the year ended August 31, 2015. Readers of the Affected Statements are cautioned that they should be read in conjunction with audited consolidated financial statements. The prior period error is described in detail as follows:

During the fiscal year ended August 31, 2014 and 2015 17,092 warrants valued at $709,299 and 61,335 warrants valued at $1,258,206 expired and were accounted for incorrectly in equity as an increase to contributed surplus. Since these warrants were classified as derivative warrant liabilities on the Company’s statement of financial position at the initial date of the transaction, expiry would be considered an extinguishment of the liability in accordance with IAS39 and any gain or loss recognized in the statement of operations in the period the warrants expired. The Company has corrected these errors retrospectively by recognizing the gains on expiry of the warrant liability in the statement of operations in 2014 and 2015 as noted below. The impact of these changes on the financial statements are set out as follows:

26

Consolidated Statements of Financial Position August 31, 2015	As Previously Reported	Impact of Restatement	Note	As Restated
Contributed surplus	3,829,105	(1,967,505)	A	1,861,600
Deficit	(18,023,164)	1,967,505		(16,055,659)
Total shareholders’ equity (deficiency)	(3,233,160)	-		(3,233,160)

Consolidated Statements of Financial Position August 31, 2014	As Previously Reported	Impact of Restatement	Note	As Restated
Contributed surplus	1,389,898	(709,299)	B	680,599
Deficit	(15,328,146)	709,299		(14,618,847)
Total shareholders’ equity (deficiency)	(2,719,435)	-		(2,719,435)

Consolidated Statements of Operations For the year ended August 31, 2015	As Previously Reported	Impact of Restatement	Note	As Restated
Gain on expiry of derivative liabilities	-	1,258,206	C	1,258,206
Net income from continuing operations	2,067,443	1,258,206		3,325,649
Net loss	(2,695,018)	1,258,206		(1,436,812)

Consolidated Statements of Operations For the year ended August 31, 2014	As Previously Reported	Impact of Restatement	Note	As Restated
Gain on expiry of derivative liabilities	-	709,299	D	709,299
Net loss from continuing operations	(6,114,977)	709,299		(5,405,678)
Net loss	(6,115,585)	709,299		(5,406,286)

Consolidated Statements of Changes in Shareholders’ Equity (Deficiency) For the year ended August 31, 2015	As Previously Reported	Impact of Restatement	Note	As Restated
Contributed surplus	3,829,105	(1,967,505)	E	1,861,600
Deficit	(18,023,164)	1,967,505		(16,055,659)
Total shareholders’ equity (deficiency)	(3,233,160)	-		(3,233,160)

Consolidated Statements of Changes in Shareholders’ Equity (Deficiency) For the year ended August 31, 2014	As Previously Reported	Impact of Restatement	Note	As Restated
Contributed surplus	1,389,898	(709,299)	F	680,599
Deficit	(15,328,146)	709,299		(14,618,847)
Total shareholders’ equity (deficiency)	(2,719,435)	-		(2,719,435)

Consolidated Statements of Cash Flows For the year ended August 31, 2015	As Previously Reported	Impact of Restatement	Note	As Restated
Cash provided by (used in) Operating activities
Net loss	(2,695,018)	1,258,206	G	(1,436,812)
Gain on expiry of derivative liabilities	-	(1,258,206)		(1,258,206)
Net cash used in operating activities	(723,687)	-		(723,687)

Consolidated Statements of Cash Flows For the year ended August 31, 2014	As Previously Reported	Impact of Restatement	Note	As Restated
Cash provided by (used in) Operating activities
Net loss	(6,115,585)	709,299	H	(5,406,286)
Gain on expiry of derivative liabilities	-	(709,299)		(709,299)
Net cash used in operating activities	(188,911)	-		(188,911)

Notes

A)	During the year ended August 31, 2015, 52,875 and 8,460 derivative warrants expired and $1,258,206 that had been recorded as an increase to contributed surplus has been reallocated as a decrease in deficit on the Consolidated Statements of Financial Position.
B)	During the year ended August 31, 2014, 17,092 derivative warrants expired and $709,299 was previously recorded as an increase to contributed surplus has been reallocated as an decrease to deficit on the Consolidated Statements of Financial Position.
C)	During the year ended August 31, 2015, 52,875 and 8,460 derivative warrants expired and $1,258,206 was recorded as a gain on expiry of derivative warrants on the Consolidated Statements of Operations.
D)	During the year ended August 31, 2014, 17,092 derivative warrants expired and $709,299 was recorded as a gain on expiry of derivative warrants on the Consolidated Statements of Operations.

27

E)	During the year ended August 31, 2015, 52,875 and 8,460 derivative warrants expired and $1,258,206 that had been recorded as an increase to contributed surplus has been reallocated as a decrease to deficit on the Consolidated Statements of Changes in Shareholders’ Equity (Deficiency).
F)	During the year ended August 31, 2014, 17,092 derivative warrants expired and $709,299 that had been recorded as an increase to contributed surplus has been reallocated as a decrease to deficit on the Consolidated Statements of Changes in Shareholders’ Equity (Deficiency).
G)	During the year ended August 31, 2015, the Company recorded a decrease of $1,258,206 in net loss on the Consolidated Statements of Cash Flows.
H)	During the year ended August 31, 2014, the Company recorded a decrease of $709,299 in net loss on the Consolidated Statements of Cash Flows.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

Control exists when the Company is exposed to, or has rights to variable returns from its involvement with the entity and has the ability to affect these returns through its power over the entity. The financial statements of the subsidiaries are included in the Consolidated Financial Statements from the date that control commences until the date that control ceases. Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the Consolidated Financial Statements. The consolidated financial statements include the accounts of the Company, the legal parent, together with its wholly-owned subsidiaries, Ice Studio and DoubleTap.

Revenue Recognition

Revenue is recognized when there is persuasive evidence that an arrangement exits which is when a contract or sales order is signed by both parties, delivery has occurred, ownership has been transferred to the customer, price is fixed or determinable and ultimate collection is reasonably assured at the time of delivery.

Revenues from the production of oil and gas properties from 1354166 Alberta were recognized, on the basis of the Company’s working interest in those properties, when the significant risks and rewards of ownership of the product is transferred to the buyer, which is usually when legal title passes to an external party.

Foreign Currency

Items included in the consolidated financial statements of each of the Company’s wholly owned subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in the functional currency of an entity are recognized in profit or loss.

Assets and liabilities of entities with functional currencies other than Canadian dollars are translated at the year- end rates of exchange, and the results of their operations are translated at average rates of exchange for the period. The resulting translation adjustments are included in the foreign currency translation reserve under other comprehensive income.

Earnings (Loss) per Share

The basic loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the period. The diluted earnings per share reflects the dilution that would occur if outstanding stock options and share purchase warrants were exercised or converted into common shares using the treasury stock method and are calculated by dividing net income (loss) applicable to common shares by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

The inclusion of the Company’s stock options and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation.

Discontinued Operations

A discontinued operation is a component of the Group’s business that represents a separate major line of business or geographical area of operations that has been disposed of or is held for sale, or is a subsidiary acquired exclusively with a view to resale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. Effective August 31, 2015, the Company assigned all of its right, title and interest in Zavala Inc., as partial settlement of a secured convertible note payable and effective February 29, 2016, the Company disposed of its investment in 1354166 Alberta and accordingly their operations have been treated as discontinued operations.

Financial Instruments

Classification and Measurement

Financial instruments are measured at fair value on initial recognition of the instrument. Measurement in subsequent periods depends on whether the financial instrument has been classified as “fair value through profit and loss”, “loans and receivables”, “available-for-sale”, “held-to-maturity”, or “other financial liability” as defined by IAS 39, “Financial Instruments: Recognition and Measurement”.

28

Financial assets and financial liabilities at “fair value through profit or loss” and are measured at fair value with changes in fair value recognized in the statement of operations. Transaction costs are expensed when incurred. The Company has classified cash and derivative liabilities as “fair value through profit and loss”.

Financial instruments classified as “loans and receivables”, “held-to-maturity”, or “financial liabilities” are measured at amortized cost using the effective interest rate method of amortized cost. “Loans and receivables” are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. “Held-to-maturity” financial assets are non-derivative investments that an entity has the positive intention and ability to hold to maturity.

“Other financial liabilities measured at amortized cost” are those financial liabilities that are not designated as “fair value through profit or loss”. The Company has classified trade and other payables, loans payable, provisions and shareholders’ loans as “other financial liabilities”.

Financial assets classified as “available-for-sale” are measured at fair value, with changes in fair value recognized in other comprehensive income. The Company has classified its marketable securities as “available for sale”.

Cash

Cash in the statement of financial position comprise cash held in banking institutions.

Marketable Securities

At each financial reporting period, the Company estimates the fair value of investments which are available-for-sale, which could be based on quoted closing bid ask spread prices or other measures for unquoted instruments. Adjustments to the fair value of the marketable securities at the financial position date are recorded to other comprehensive income until re-classified to the statement of operations.

Derivative Financial Instruments

The Company’s derivative instruments consist of derivative liabilities in relation to its i) anti-dilution units issued; and ii) its previous secured convertible note payable; and iii) share purchase warrants with a US Dollar exercise price.

i)           The Company has issued Units that contain an anti-dilution provision such that if within 18 months of the issue date, the Company issues additional common shares for a consideration per share or with an exercise or conversion price per share, less than issue price (the “Adjusted Price”) the Holder shall be entitled to receive (for no additional consideration) additional Units in an amount such that, when added to the number of Units acquired by Holder under the agreement will equal the number of Units that the Holder would otherwise be entitled to receive had the transaction occurred at the Adjusted Price. The anti-dilution provision is considered a derivative and requires fair value measurement at each reporting period. During the reporting periods August 31, 2016, 2015 and 2014 the Company determined that based on the market price being greater than the issue price per share, no additional common shares were required to be fair valued and recorded as a derivative liability.

ii)           The Company had a secured convertible note payable that had a conversion feature which could convert any unpaid principal and accrued interest into conversion units. A conversion unit was comprised of one (1) common share and one (1) common share purchase warrant entitling the holder to acquire a common share of the Company at a price equal to a 15% premium to the price of the common share acquired under the conversion unit. The price of the conversion unit was the lesser of a price equal to the 30-day rolling weighted average price of the Company’s common shares as of the date of conversion, less 20% or US$0.80 per share the (“Conversion Unit”). The terms and features of the conversion met the definition of an embedded derivative. Since both components of the Conversion Unit (the common share component and warrant component) contained a variable exercise/conversion price, the Conversion Unit met the definition of a financial liability under IAS 32 “Financial Instruments: Presentation”. As a result, the Conversion Unit was a derivative liability that required fair value measurement each reporting period. The Company had selected the Binomial Lattice model to fair value the warrant component of the conversion unit and the Monte Carlo Simulations process for the common share component of the Conversion Unit.

iii)           In prior years, the Company had issued share purchase warrants with an exercise price in US dollars, rather than Canadian dollars (the functional currency of the Company). Such share purchase warrants are derivative instruments and the Company was required to re-measure the fair value at each reporting date. The fair value of these share purchase warrants are re-measured at each reporting date using the Black-Scholes option pricing model with changes recorded to the statement of operations.

29

Impairment

Financial Assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Individually significant financial assets are tested for impairment on an individual basis. Remaining financial assets are assessed collectively in groups that share similar credit risk characteristics. All impairment losses are recognized in the statement of operations. An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost the reversal is recognized in profit or loss.

Taxes

Tax expense comprises current and deferred tax. Tax is recognized in the consolidated statements of operations except to the extent it relates to items recognized in other comprehensive income or directly in equity.

Current Income Tax

Current tax expense is based on the results for the year as adjusted for items that are not taxable or not deductible. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the end of the reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Provisions are established where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred Tax

Deferred tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and asset and they relate to the income taxes levied by the same authority on the same taxable entity, or on different tax entities where these entities intend to settle current tax liabilities and asset on a net basis or their tax assets and liabilities will be realized simultaneously.

Deferred tax assets and liabilities are not recognized in respect of temporary differences that arise under the initial recognition exemption other than in a business combination.

Share-Based Compensation

The Company has a share-based compensation plan that grants stock options to employees and non-employees. This plan is an equity settled plan. The Company uses the fair value method for accounting for share-based awards to employees and non-employees.

The fair value determined at the grant date of the equity-settled share-based payments is expensed over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to contributed surplus.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the Company obtains the goods or the counterparty renders the service.

Warrants

When the Company issues units comprising common shares and warrants, the Company follows the relative fair value method of accounting for warrants attached to and issued with common shares of the Company. Under this method, the fair value of the common shares is estimated and the fair value of the warrants issued is estimated using an option pricing model. The fair value is then prorated to the total of the net proceeds received on issuance of the common shares and the warrants.

RECENT ACCOUNTING PRONOUNCEMENTS AND RECENT ADOPTED ACCOUNTING STANDARDS

Recent Issued Accounting Pronouncements

The following standards, amendments and interpretations, which may be relevant to the Company have been introduced or revised by the IASB:

30

(i) In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which supersedes IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, and IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC 31 Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step framework for the timing and measurement of revenue recognition. The Company intends to adopt IFRS 15 effective September 1, 2018.

(ii) In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39, Financial Instruments – Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. The Company does not intend to adopt the new standard prior to its effective date and has not yet determined the impact of this new standard on the Consolidated Financial Statements.

(iii) On January 13, 2016, the IASB issued IFRS 16 Leases (“IFRS 16”) which will replace IAS 17, Leases. IFRS 16 will bring leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019. The Company is assessing the impact of this new standard on the Consolidated Financial Statements.

(iv) Amendments to IFRS 2 - Classification and measurement of Share-based payment transactions (“IFRS 2”): On June 20, 2016, the IASB issued amendments to IFRS 2, clarifying how to account for certain types of share-based payment transactions. The amendments apply for annual periods beginning on or after January 1, 2018. As a practical simplification, the amendments can be applied prospectively, retrospectively, or early application is permitted if information is available without the use of hindsight. The amendments provide requirements on the accounting for:

-	The effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments;

-	Share-based payment transactions with a net settlement feature for withholding tax obligations; and

-	A modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled.

The Company intends to adopt the amendments to IFRS 2 in its financial statements for the annual period beginning on September 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

(v) Amendments to IAS 7 – Disclosure initiative: On January 7, 2016 the IASB issued Disclosure Initiative (Amendments to IAS 7). The amendments apply prospectively for annual periods beginning on or after January 1, 2017. Earlier application is permitted. The amendments require disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flow and non-cash changes. One way to meet this new disclosure requirement is to provide a reconciliation between the opening and closing balances for liabilities from financing activities. The Company intends to adopt the amendments to IAS 7 in its financial statements for the annual period beginning on September 1, 2017. The Company does not expect the amendments to have a material impact on the financial statements.

(vi) Amendments to IAS 12 – Recognition of Deferred Tax Assets for Unrealized Losses: On January 19, 2016 the IASB issued Recognition of Deferred Tax Assets for Unrealized Losses. The amendments apply retrospectively for annual periods beginning on or after January 1, 2017. Earlier application is permitted. The amendments clarify that the existence of a deductible temporary difference depends solely on a comparison of the carrying amount of an asset and its tax base at the end of the reporting period, and is not affected by possible future changes in the carrying amount or expected manner of recovery of the asset. The amendments also clarify the methodology to determine the future taxable profits used for assessing the utilization of deductible temporary differences. The Company intends to adopt the amendments to IAS 12 in its financial statements for the annual period beginning on September 1, 2017. The extent of the impact of adoption of the amendments has not yet been determined.

Recent Adopted Accounting Standards

The following standards, amendments and interpretations have been adopted by the Company as of September 1, 2015. There were no material impacts on the Consolidated Financial Statements as a result of the adoption of these standards, amendments and interpretations: (i) IFRS 11, Joint Arrangements, the annual improvement projects and IAS 1 Disclosure Initiative.

SHARE CAPITAL AND RESERVES

The Company filed articles of amendment effective February 1, 2016, and changed its name from Eagleford Energy Corp., to Intelligent Content Enterprises Inc., and consolidated its common shares on the basis of one (1) new share for every ten (10) old shares and the financial statements have been adjusted accordingly.

31

a)	Share Capital

Authorized:

Unlimited number of common shares at no par value

Unlimited number of preferred shares issuable in series

Common Shares Issued:

The following table sets out the changes in common shares during the respective periods:

	Number	Amount $
Balance August 31, 2014	2,767,637	9,072,181
Common shares issued upon the settlement of secured convertible note (Note b)	1,000,000	925,611
Balance August 31, 2015	3,767,637	9,997,792
Common shares issued as debt extinguishment (Note c)	9,543,110	6,371,457
Common shares issued as private placement(Note d)	500,000	50,000
Common shares issued as anti-dilution provision (Note e)	10,329,983	5,034,157
Common shares issued as private placement (Note f)	100,000	9,044
Common shares issued as debt extinguishment (Note g)	1,505,190	638,295
Common shares issued on exercise of warrants (Note h)	518,683	986,667
Common shares issued as private placement (Note i)	236,364	133,271
Balance August 31, 2016	26,500,967	23,220,683

Preferred Shares Issued:

As at August 31, 2016 and 2015 there are no preferred shares issued.

b)	Share Purchase Warrants

The following table sets out the changes in warrants during the respective periods:

	August 31, 2016		August 31, 2015
Warrants	Number of Warrants	Weighted Average Price	Number of Warrants	Weighted Average Price
Outstanding, beginning of period	737,856	$1.00	929,356	$1.80
Warrants expired (Note a)	-	-	(191,500)	$5.00
Warrants issued (Note e)	5,164,992	$1.00	-	-
Warrants issued (Note f)	100,000	$0.35	-	-
Warrants issued (Note g)	1,505,190	$0.35	-	-
Warrants exercised (Note h)	(518,683)	$1.00	-	-
Warrants issued (Note i)	236,364	$1.25
Balance, end of year	7,225,719	$0.86	737,856	$1.00

(a)           On January 24, 2015, 60,000 common share purchase warrants exercisable at $5.00 expired. The amount allocated to warrants based on relative fair value using the Black-Scholes option pricing model was $507,038 with a corresponding increase to contributed surplus. On February 17, 2015, 131,500 common share purchase warrants exercisable at $5.00 expired. The amount allocated to warrants based on relative fair value using the Black-Scholes option pricing model was $662,851 with a corresponding increase to contributed surplus.

(b)           Effective August 31, 2015, the Company entered into a Settlement and Exercise of Security Agreement to extinguish a secured convertible note payable in the amount of $1,608,149 plus interest of $154,179 for a total of $1,762,328. As partial consideration of the settlement the Company agreed to issue 1,000,000 shares of common stock of the Company with a fair value of $925,611.

(c)           Effective November 18, 2015, the Company entered into shares for debt conversion agreements and converted loans and interest due in the aggregate amount of $1,262,453 through the issuance of 9,543,110 common shares in the capital of the Company. The fair value of $6,371,457 was recorded as an increase to common shares.

(d)           Effective November 18, 2015, the Company completed a private placement for gross proceeds of $50,000 and issued 500,000 common shares in the capital of the Company at a purchase price of $0.10 per share.

32

(e)           Effective November 18, 2015, the Company issued 10,329,983 Units in the capital of the Company pursuant to the anti-dilution provision of the August 30, 2014, debt conversion agreements. Each unit was comprised of one (1) common share and one half of one (1/2) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of CDN$1.00 until August 30, 2017. The fair value of the units of $6,896,800 was allocated to the common shares in the amount of $5,034,157 and warrants in the amount of $1,862,643 based on their relative fair values and $6,896,800 was recognized as a loss on settlement of debt in the statement of operations.

(f)           On February 29, 2016, the Company completed a private placement for gross proceeds of $30,000 and issued 100,000 units in the capital of the Company at a purchase price of $0.30 per unit. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $0.35 until March 1, 2019. The fair value of the units ($30,000) was allocated to common shares $9,044and the amount allocated to warrants component using a Binomial Lattice model was $20,956. The units are subject to the terms and conditions of a Lock-up and Leak-out Agreement.

(g)           On February 29, 2016, the Company entered into debt conversion agreements and converted debt in the aggregate amount of $451,557 through the issuance of 1,505,190 units in the capital of the Company. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $0.35 until March 1, 2019. The fair value of the Units $1,220,709 was allocated to common shares in the amount of $638,295 and warrants in the amount of $582,414 based on their relative fair values and $769,152 was recognized as a loss on extinguishment of debt in the consolidated statement of operations. The units are subject to the terms and conditions of a Lock-up and Leak-out Agreement.

(h)           During the year ended August 31, 2016, 518,683 common share purchase warrants were exercised at $1.00 for proceeds of $518,683. The amount allocated to warrants using a Binomial Lattice model was $467,984.

(i)            On August 31, 2016, the Company completed private placements for gross proceeds of $260,000 and issued 236,364 units in the capital of the Company at a purchase price of $1.10 per unit. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $1.25 until August 31, 2019. The Subscription agreements contain an anti-dilution provision such that if within 18 months of August 31, 2016, the Company issues additional common shares for a consideration per share or with an exercise or conversion price per share, less than $1.10 (the “Adjusted Price”) the Holder shall be entitled to receive from the Company (for no additional consideration) additional Units in an amount such that, when added to the number of Units acquired by Holder under this agreement will equal the number of Units that the Holder would otherwise be entitled to receive had this transaction occurred at the Adjusted Price. At August 31, 2016, the Company determined that based on the market price of the Company’s common shares being greater than the Unit issue price per share, no additional common shares were required to be fair valued and recorded as a derivative liability.

The fair value of the units ($260,000) was allocated to common shares in the amount of $133,271 and the amount allocated to warrants using a Binomial Lattice model was $126,729. The assumptions utilized in the Binomial Lattice process for the common share purchase warrants were as follows:

August 31, 2016
Market value on valuation date	$1.31
Contractual exercise rate	$1.25
Term	3 Years
Expected market volatility	152.78%
Risk free rate using zero coupon US Treasury Security rate	0.92%

The following table summarizes the outstanding warrants as at August 31, 2016 and August 31, 2015, respectively:

Number of Warrants 2016	Exercise Price	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
5,384,165	$1.00	August 30, 2017	1.00	2,195,738
1,605,190	$0.35	March 1, 2019	2.50	603,370
236,364	$1.25	August 31, 2019	3.00	126,729
7,225,719	$0.86		1.40	2,925,837

Number of Warrants 2015	Exercise Price	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
737,856	$1.00	August 30, 2017	2.00	801,079

33

c)	Weighted Average Shares Outstanding

The following table summarizes the weighted average shares outstanding:

	August 31,
	2016	2015
Weighted Average Shares Outstanding, basic	20,770,962	2,769,894
Weighted Average Shares Outstanding, diluted	20,770,962	3,755,514

At August 31, 2016, there are another 383,000 stock options and 8,975,719 common share purchase warrants that could be exercised, however they are anti-dilutive. The effects of any potential dilutive instruments on loss per share are anti-dilutive and therefore have been excluded from the calculation of diluted loss per share.

d)	Share Purchase Options

The Company has a stock option plan to provide incentives for directors, officers, employees and consultants of the Company. The maximum number of shares, which may be set aside for issuance under the stock option plan, is 20% of the issued and outstanding common shares of the Company on a rolling basis.

The following table is a summary of the status of the Company’s stock options and changes during the period:

	Number	Weighted Average
	of Options	Exercise Price
Balance, August 31, 2014	10,500	$16.40
Granted	100,000	1.20
Expired	(500)	(16.40)
Balance, August 31, 2015	110,000	2.50
Expired	(27,000)	(2.30)
Granted	300,000	2.19
Balance, August 31, 2016	383,000	$2.28

The following table is a summary of the Company’s stock options outstanding and exercisable as at August 31, 2016 and August 31, 2015, respectively:

Options Outstanding 2016				Options Exercisable
Exercise Price	Number of Options	Weighted Average Remaining Life (Years)	Expiry Date	Number of Options	Weighted Average Exercise Price
$16.00	6,000	0.50	February 17, 2017	6,000
$16.00	2,000	0.27	December 8, 2016	2,000
$1.20	50,000	3.20	November 11, 2019	50,000
$1.20	25,000	0.27	December 8, 2016	25,000
$2.19	300,000	0.27	December 8, 2016	300,000
	383,000	0.66		383,000	$2.28

Options Outstanding 2015				Options Exercisable
Exercise Price	Number of Options	Weighted Average Remaining Life (Years)	Expiry Date	Number of Options	Weighted Average Exercise Price
$16.00	10,000	1.50	February 17, 2017	10,000
$1.20	100,000	4.20	November 11, 2019	100,000
	110,000	3.95		110,000	$2.50

e)	Stock Based Compensation

Employees

On November 12, 2014, the Company granted options to purchase 75,000 common shares to directors. These options are exercisable at $1.20 per share, vest immediately and 50,000 expire on November 11, 2019 and 25,000 expire on December 8, 2016. The Company recorded non-cash stock based compensation expense of $84,520.

On March 21, 2016, 2,000 options exercisable at $16.00 expired and 25,000 options exercisable at $1.20 expired. The Company recorded an increase to contributed surplus of $60,143.

34

On April 1, 2016, the Company granted options to purchase 300,000 common shares to a director. These options are exercisable at $2.19 per share, vest immediately and expire on December 8, 2016. The Company recorded non-cash stock based compensation expense of $615,924. The fair value of the stock options granted were estimated on the date of the grant using the Black Scholes option pricing model with the following assumptions and inputs:

April 1, 2016
Weighted average fair value per option	$2.05
Weighted average risk free interest rate	0.70%
Forfeiture rate	0%
Weighted average expected volatility	165.35%
Expected life (years)	5
Dividend yield	Nil
Stock price on the date of grant	$2.19

Non Employees

On November 12, 2014, the Company granted options to purchase 25,000 common shares to a consultant of the Company. These options are exercisable at $1.20 per share, vest immediately and expire on November 11, 2019. The Company recorded non-cash stock based compensation expense of $28,173.

The fair value of the stock options granted were estimated on the date of the grant using the Black Scholes option pricing model with the following assumptions and inputs:

November 12, 2014
Weighted average fair value per option	$1.10
Weighted average risk free interest rate	1.54%
Forfeiture rate	0%
Weighted average expected volatility	287.49%
Expected life (years)	5
Dividend yield	Nil
Stock price on the date of grant	$1.11

SUBSEQUENT EVENTS

Subsequent to the year ended August 31, 2016, the Company granted 500,000 immediately vesting stock options exercisable at $1.30 until September 8, 2021 to a director and a consultant of the Company.

Subsequent to the year end the Company granted to the new President 300,000 stock options exercisable at $1.30 vesting February 6, 2017, 350,000 stock options exercisable at $1.50 vesting September 9, 2017 and 350,000 stock options exercisable at $1.50 vesting September 9, 2018 until September 8, 2021.

Subsequent to the year ended August 31, 2016, the Company granted to an Officer of the Company 500,000 stock options exercisable at $0.64 vesting March 30, 2017 until October 31, 2021.

On May 25, 2016, the Company entered into a Term Sheet to license to acquire all the technology, production and client operations owned and operated by New York based Catch Star Studios LLC (“Catch Star Studios”). On October 12, 2016, the Company advanced US$65,000 to Catch Star Studios, LLC (“Catch Star”) and entered into a Secured Promissory Note and General Security Agreement (the “Note”) with Catch Star. The Note is due on demand and is secured by all of the assets of Catch Star. Subsequently, Catch Star Studios and the Company could not reach the definitive agreements to memorialize the terms and conditions of the Term Sheet and abandoned the prospective transaction. On February 1, 2017, the Company issued a letter of demand for the repayment of the Note in full.

Subsequent to the year ended August 31, 2016, the Company’s Chief Financial Officer advanced the Company $49,650.

35